CANDELA

2003 ANNUAL REPORT



Gerard E. Puorro
President & CEO

Fiscal year 2003 was a banner year for Candela. Revenues of $80.8 million were the highest in the Company's history. Profits were a healthy $6.8 million. We paid off all of our long-term debt and grew cash by $12 million. These solid fundamentals produced a 30% growth in shareholder value, and a stock appreciation of 103%.

There were many other noteworthy events during the year.

Of special mention is how fortunate we were to attract three new members to our Board of Directors. Each of these three individuals brings unique skills that enhance the overall stewardship of Candela.

Mr. George Abe, President & CEO of Cambridge Research and Instrumentation, Inc., a provider of advanced micro-optic solutions for life sciences, medicine and telecommunications. George holds a B.S. in Engineering from Trinity College, an M.S. in Engineering from the University of Connecticut, and is a graduate of the M.I.T. Sloan School of Business Greater Boston Executive program. He brings many years of experience with a strong focus on business development and strategic planning.

Mr. Ben Bailey III, Vice President, Massachusetts Capital Resource Company. MCRC is a source of risk capital for Massachusetts-based companies. Ben holds a B.S. in Business Administration from Babson College, and an M.S. in Business Administration from Columbia University. Ben brings the experience of many years of commercial lending and guidance provided to numerous high technology companies across the size spectrum.

Dr. James Hsia. Jim has over twenty-five years of applying photonic technologies in product development and medical devices. Jim holds a B.S. in Physics from M.I.T., an M.S. and a Ph.D. in Nuclear Engineering specializing in plasma physics and controlled fusion, also from M.I.T. He has fourteen issued and two pending patents, and over thirty publications. For fifteen years, he held the position of Senior Vice President, and Chief Research Officer at Candela. Most recently, he was Founder and President of Lasersharp Corporation.

Also during fiscal year 2003, we acquired Applied Optronics, a New Jersey manufacturer of laser diodes. Applied Optronics produces the main diode box for our Smoothbeam™ device. In the coming months, full Smoothbeam production will be moved to Applied Optronics. We expect the outcome of such a move to reduce costs of the Smoothbeam and free up needed space in Massachusetts.

Fiscal year 2003 was a prolific year for regulatory approvals. We received no less than ten Food and Drug Administration (FDA) 510K approvals for numerous applications on several of our devices.

Going forward, we are optimistic that we will continue to grow at a brisk pace, and return bottom-line profits that will further enhance shareholder value. We believe as investors understand that we have state-of-the-art technology and products to sell into a huge aesthetic marketplace through our ever growing distribution channels, they will want to invest in Candela to garner a solid return on their investments.

Thank you for your continued support.

Gerard E. Puorro
President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 28, 2003 — Commission file number 000-14742

CANDELA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**04-2477008** (I.R.S. Employer Identification No.)
530 Boston Post Road, Wayland, Massachusetts (Address of principal executive offices)	**01778** (Zip Code)
Registrant's telephone number, including area code	**508-358-7400**

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to section 12(g) of the Act:

Common Stock, $.01 par value
Common Stock Purchase Warrants
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period than the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting stock, held by non-affiliates of the registrant as of December 28, 2002, based upon the closing price of such stock on the NASDAQ Stock Market on that date, was $64,646,983. As of September 22, 2003, 9,715,737 shares of the registrant's common stock, $.01 par value, were issued and outstanding.

PART I

Item 1. Business.

Candela Corporation is a pioneer in the development and commercialization of advanced aesthetic laser systems that allow physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions including:

- vascular lesion treatment of rosacea, facial spider veins, leg veins, scars, stretch marks, warts, port wine stains and hemangiomas
- hair removal
- removal of benign pigmented lesions such as age spots, freckles and tattoos
- skin rejuvenation and wrinkles
- back acne and acne scars
- psoriasis
- other skin treatments

Since our founding 33 years ago, we have continuously developed and enhanced applications of laser technology. In the mid-1980's we began developing laser technology for medical applications, and since that time have shipped approximately 6,500 lasers to 60 countries. Since the early 1990's we have focused our organizational resources on developing laser technology for use solely in the aesthetic and cosmetic laser industry. Our introduction of new dermatology/plastic surgery laser systems during the mid-1990's allowed us to expand rapidly in this area. Candela's current product line offers comprehensive and technologically sophisticated aesthetic and medical laser systems used by dermatologists, plastic surgeons and various other medical and personal care practitioners. Candela's product line includes the following innovative products:

- GentleLASE® family of lasers for the treatment of unwanted hair and the treatment of vascular lesions, pigmented lesions and wrinkles.
- Vbeam® for the treatment of vascular lesions and wrinkles.
- ALEXLAZR™ for treating pigmented lesions and tattoos.
- Smoothbeam™ diode laser, for non-ablative dermal remodeling of wrinkles and the treatment of back acne and acne scars.
- C-beam™ pulsed dye laser for treatment of psoriasis and surgical scars.

The discretionary income of aging baby boomers continues to rise which creates new opportunities for Candela. This market segment places a premium on good health and personal appearance, and has demonstrated a willingness to pay for health and cosmetic products and services. The growing popularity of laser treatments among the general population is also spurring demand for Candela's products. Last year, Americans spent an estimated $7.7 billion on cosmetic procedures. Increasingly, lasers are proving an attractive alternative for eliminating unwanted hair. The laser hair removal market has experienced significant growth over the last several years.

The Company is dedicated to developing safe and effective products. Our aesthetic laser systems are further distinguished by being among the fastest, smallest and most affordable in their respective markets. We believe that we have increasingly captured significant market share because of these product attributes and we are committed to continual innovation to meet the needs of our markets.

Industry Overview

Medical lasers use the unique characteristics of laser light to achieve precise and efficacious therapeutic effects, often in a non-invasive manner. The precise color, concentration, and controllability of different types of laser light provide for the delivery of a wide range of specialized treatments. First introduced in the 1960's, the use of lasers for medical applications grew rapidly in the 1990's as technical advances made medical lasers more effective and reliable. Medical lasers today are used for numerous types of procedures falling into four broad categories: ophthalmic surgery, aesthetic and cosmetic procedures, general surgery, and dental procedures. Candela competes solely within the growing market for lasers performing aesthetic and cosmetic procedures including:

- removal of unwanted hair from the face, legs, back, and other body areas
- treatment of rosacea, facial veins and leg veins, red birthmarks, scars, stretch marks, and warts
- facial rejuvenation and reduction in the appearance of fine lines and wrinkles
- removal of pigmented lesions such as age spots, freckles and tattoos
- treatment of back acne and acne scars
- treatment of psoriasis
- treatment of Nevus of Ota and melasma

Lasers produce intense bursts of highly focused light to treat skin tissues. A laser's wavelength (color), energy level, spot size and pulse width (exposure time) are optimized for the specific treatment. Hair removal and the treatment of various leg vein malformations require the deepest laser penetration for successful treatment while scars and red birthmarks (port wine stains and hemangiomas) require less laser penetration. Pigmented lesions such as sun spots, liver spots and tattoos are typically surface conditions that require the least amount of penetration. Different conditions may require the use of different types of lasers, and an active aesthetic and cosmetic practice addressing a broad range of laser procedures has need of multiple lasers.

In the pioneering years of the cosmetic and aesthetic laser industry from the late 1980's to the mid 1990's, the market for laser procedures was focused on vascular conditions such as port wine stains and hemangiomas and the development of treatments for pigmented lesions, such as tattoos. Equipment available in this period tended to be expensive, slow, and bulky. In addition, laser applications addressed the needs of relatively small patient populations, served by a narrow group of specialists.

The aesthetic and cosmetic laser industry is now in an era of broader based growth. The major factors converging to drive this growth are:

- the economics of practitioners in a tough medical reimbursement environment
- the rising discretionary income of aging baby boomers
- the development of technology that allows for new, effective and economical procedures for conditions with large patient populations

Aesthetic and cosmetic laser vendors, who are able to deliver lasers that are efficacious, cost effective, reliable, and easy to use, will be well positioned to take advantage of such broader-based industry growth.

Managed care and reimbursement restrictions in the U.S. and similar constraints, such as socialized medicine, outside the U.S., are motivating practitioners to emphasize aesthetic and cosmetic procedures that are delivered on a private, fee-for-service basis. While cosmetic procedures were once the domain of plastic surgeons and dermatologists, reimbursement reductions coupled with the reliable revenue stream from private-pay procedures have piqued the interest of other specialties, including general practice physicians and obstetricians and gynecologists.

Key technical developments required for the broader cosmetic laser markets relate to ease-of-use, speed, lower costs, safety, and effective elimination of undesirable side effects. These factors are critical for broader segments of practitioners who wish to build aesthetic and cosmetic laser practices. These factors are also important for minimizing the disruption of a patient's normal routine and for building demand for procedures addressing very large patient populations.

Business Strategy

Candela continues to believe that a convergence of price, performance and technology is occurring in the aesthetic and cosmetic laser industry, driving market expansion. We believe we have the necessary infrastructure in place to capitalize on this expansion. Candela's objective is to establish itself as the leading provider of aesthetic and cosmetic lasers by using its proprietary technology and expertise in light and tissue interaction, as well as by developing market-oriented products that utilize related technologies. Our business strategy is focused on the following goals:

- reduce product costs
- increase penetration of our traditional customer base
- expand our direct domestic distribution channels
- expand our international distribution channels
- continue investing in research and development to develop new applications that are efficacious, cost-effective, reliable and easy to use

Reduce Product Costs. We apply bottom-up engineering, focusing on each component to improve the performance of each device while reducing its size, complexity, and cost. We believe our approach leads to lasers with fewer parts and greater manufacturing efficiency, resulting in lower production costs which enable us to offer more reliable products at more affordable prices.

Increase Penetration of Our Traditional Customer Base. Our traditional customer base consists of dermatologists and plastic and cosmetic surgeons. We believe that the affordability of our products will enable us to penetrate further into the dermatologist, plastic and cosmetic surgeon markets. We believe that affordability has been a major obstacle preventing the remaining practitioners from purchasing a laser. As competition for patients among practitioners increases, those practitioners with aesthetic and cosmetic lasers will be able to differentiate themselves.

Expand Our Direct Domestic Distribution Channels. North America presently represents almost 50% of our sales and is the largest single geographic market for our products. We continue to upgrade our U.S. direct sales force to better address the needs of our traditional core markets.

Expand Our International Distribution Channels. Outside of the U.S., we continue to strengthen our long-standing positions in Europe and Japan and are seeking to expand our markets in Asia and Latin and South America. We currently have direct sales offices in Madrid, Frankfurt, Paris, Bangkok, Osaka, Nagoya and Tokyo. Over the past year we increased the number and improved the quality of our international independent distributor channel. We currently utilize 51 independent distributors in 78 countries.

Continue Investing in R&D. We believe that investment in research and development is necessary to remain a leader in the aesthetic and cosmetic laser market. Our research and development approach is to develop high quality, reliable, and affordable products that continue to address existing markets and allow us to enter and expand into larger markets, such as acne therapy. Our research and development staff works closely with our marketing and operations groups to ensure our goals are met. Our strategy has been to drive technology that is market applicable and addresses unmet needs in the marketplace. To that end, Candela will continue to apply technologies to reduce the size and complexity of its technology and products, increase the speed and ease with which therapeutic applications can be delivered, improve its ability to build and deliver lasers at affordable prices, and address expanding therapeutic applications and markets. Candela has numerous research and development arrangements with leading hospitals and medical laboratories in the U.S. and throughout the world.

The Market for Aesthetic and Cosmetic Lasers

Our traditional customer base for aesthetic and cosmetic lasers consists of dermatologists and plastic and cosmetic surgeons. In addition, other practitioner groups are emerging as potential customers, including general practitioners, obstetricians, gynecologists, and general and vascular surgeons. In the U.S., according to the American Medical Association and various professional societies, there are approximately 10,000 dermatologists, 8,000 plastic and cosmetic surgeons and 11,000 ear, nose and throat specialists. Practitioners in other specialties that are beginning to buy aesthetic and cosmetic lasers include 70,000 general and family practitioners, 35,000 obstetricians and gynecologists, and 28,000 general and vascular surgeons. In addition, the aesthetic and cosmetic laser market includes non-medical practitioners, notably electrologists, of which there are an estimated 6,000 in the U.S.

The end markets for cosmetic laser procedures encompass broad and growing patient groups, including aging "baby boomers" as well as younger age groups. According to the U.S. Census Bureau, at the end of 1998 the number of "baby boomers" in the 35 to 54 age range was approximately 80 million, representing more than 29% of the total U.S. population. This large population group has exhibited a strong demand for aesthetic and cosmetic procedures. We believe that as the cost of treatments decreases and the popularity of laser cosmetic procedures such as hair removal increases, the target market for these procedures will expand beyond the baby boomers to include a broad range of women and men aged 17 to 65. Demographic factors similar to the U.S. underlie the growth of the aesthetic and cosmetic laser market outside of the U.S. as well.

Hair Removal. We believe that the great majority of the 108 million women over the age of 16 in the U.S. employ one or more techniques for temporary hair removal from various parts of the body. Also, a growing number of men are removing hair by means other than their daily shaving routine. A number of techniques are used to pull hair from the follicle including waxing, depilatories, and tweezing. In the waxing process, a lotion, generally beeswax-based, is spread on the area to be treated and is then rapidly peeled off, pulling out the entrapped hairs. Depilatories employ rotating spring coils or slotted rubber rolls to trap and pull out the hairs. Tweezing involves removing individual hairs with a pair of tweezers. Pulling hair from the follicle produces temporary results, but is often painful and may cause skin irritation. Depilatory creams, which contain chemicals to dissolve hair, frequently leave a temporary unpleasant odor and may also cause skin irritation. Shaving is the most widely used method of hair removal, especially for legs and underarms, but produces the shortest-term results. Hair bleaches do not remove hair, but instead lighten the color of hair so that it is less visible. A principal drawback of all of these methods is that they require frequent treatment.

Before the advent of laser hair removal, electrolysis was the only method available for the long-term removal of body hair. Electrolysis is a process in which an electrologist inserts a needle directly into a hair follicle and activates an electric current in the needle, which disables the hair follicle. The tiny blood vessels in each hair follicle are heated and coagulated, presumably cutting off the blood supply to the hair matrix, or are destroyed by chemical action depending upon modality used. The success rate for electrolysis is variable depending upon the skill of the electrologist and always requires a series of treatments. Electrolysis is time-consuming, expensive and sometimes painful. There is also some risk of skin blemishes and a rising concern relating to needle infection. Because electrolysis requires that each hair follicle be treated separately and can only treat visible hair follicles, the treatment of an area as small as an upper lip may require numerous visits at an aggregate cost of up to $1,000. The American Electrology Association estimates that approximately one million people per year undergo electrology procedures. Although we believe the large majority of all electrolysis treatments are for facial hair, the neck, breasts and bikini line are also treated. Because hair follicles are disabled one at a time, electrolysis is rarely used to remove hair from large areas such as the back, chest, abdomen, and legs. We believe lasers enable the practitioner to address a potentially larger market than electrolysis by treating a larger area of the body more quickly and with better results.

We believe the market for laser-based hair removal is growing as the customer compares laser treatments to other hair removal methods that are currently available. The benefits of laser treatment include:

- significant longer term cosmetic improvement
- treatment of larger areas in each treatment session
- less discomfort during and immediately after procedures
- reduced procedure time and number of treatments
- reduced risk of scarring and infection
- non-invasive procedures
- no risk of cross-contamination

Vascular Lesions. Benign vascular lesions are abnormal, generally enlarged and sometimes proliferating blood vessels that appear on the surface of the skin as splotches, dots, bulges, and spider shapes in a variety of colors ranging from red to purple. Different types of benign vascular lesions include the following:

- rosacea, which is the dilation of capillaries in the cheeks, nose, forehead and chin
- telangiectasias, more commonly referred to as spider veins, appearing on the face and other parts of the body
- varicose veins, which are large veins greater than 1mm in diameter and often bulge above the skin surface
- leg telangiectasias, which are smaller spider veins up to 1mm in diameter appearing as single strands
- port wine stains, which are vascular birthmarks characterized by a red or purple discoloration of the skin
- hemangiomas, which are protuberances that consist of dilated vessels, which often appear on newborns within one month of birth
- stretch marks and scars

Varicose leg veins typically result when damaged valves cause blood to stagnate rather than be pumped back to the heart, causing the vein walls to stretch and bulge. Varicose veins affect a significant portion of the U.S. adult population and increase in prevalence with age. To date, treatment for varicose veins has been predominantly performed on women. Other benign vascular lesions include port wine stains, hemangiomas, and facial and truncal telangiectasias or spider veins. It is estimated that in 1997 there were approximately 661,000 procedures performed in the U.S. to remove vascular lesions and the number of procedures increased to an estimated 2.6 million in 2003 and worldwide procedures grew to an estimated 5 million in 2003.

Pigmented Lesions/Tattoos: Benign pigmented lesions can be both epidermal, on the outer layer of skin, and dermal, on the innermost layer of skin, natural or man-made (tattoos), and can constitute a significant cosmetic problem to those who have them. Laser treatment of pigmented lesions is primarily performed in international markets, especially in Asia.

Skin Rejuvenation: Skin rejuvenation is one of the fastest growing segments of the aesthetic laser market, with sales projected to increase from $140 million in 2001 to over $650 million in 2003. A significant percentage of the population suffers from fine lines and wrinkles or older looking skin as a result of the normal aging process. This is the primary group of candidates for non-ablative laser treatment. While the market for skin rejuvenation is greatest in the U.S., significant opportunities abound in international markets where there is an aging demographic, such as Japan, or a high prevalence of photodamaged skin, such as Australia and Latin/South America.

Acne: Patients have expressed dissatisfaction with existing therapies for back acne and acne scarring. These therapies include the following: dermabrasion, ablation, excision, chemical peeling and injections of filler materials. According to a direct survey of patients, these therapies have minimal efficacy, require long recovery periods and, in most cases, do not meet patient expectations.

The majority of acne scar patients that seek treatment decide not to undertake a procedure. A more effective alternative for acne treatment is laser therapy. The Smoothbeam laser employs a combination of laser light at 1450 nm and cryogen spray to heat the dermis, sebaceous glands, and associated structures within the dermis-without damaging the epidermis. The thermal injury alters the structure of the sebaceous glands, the root cause of acne lesions, resulting in more effective and longer-lasting acne clearance. In the treatment of acne scars, the laser initiates deposition of new collagen to raise depressions in the skin, reducing the appearance of acne scars. Over a series of treatments, new collagen can fill in and soften the appearance of acne scars.

Psoriasis: The National Psoriasis Foundation estimates that psoriasis afflicts more than 7 million Americans and that between 150,000 and 260,000 new cases are diagnosed each year. Candela received FDA clearance in 2001 to market a pulsed dye laser for the treatment of psoriasis. The new laser specifically treats recalcitrant psoriatic plaque safely and effectively and began shipping during fiscal year 2002.

Internationally, Candela is positioned for significant growth, with investments in product development aimed specifically toward global markets. Other internationally focused investments include an expansion of our distribution channels, both in affiliate offices and in an expansion in Japan and some parts of Asia. In fact, more than half of Candela sales are from markets outside the U.S.

Candela's Products

We research, develop, manufacture, market, sell and service lasers used to perform procedures addressing patients' aesthetic, medical and cosmetic concerns. We offer a comprehensive range of products based on proprietary technologies. Our products focus on the major aesthetic and cosmetic laser applications including:

- hair removal
- non-invasive treatment of facial and leg veins and other benign vascular lesions
- treatment of rosacea
- removal of benign pigmented lesions such as age spots and tattoos
- treatment of scars and stretch marks
- wrinkle reduction

- treatment of back acne and acne scars
- treatment of psoriasis
- other skin treatments

Laser technology forms the basis for most of our products. Our patented technology uses thermal energy generated by an intense pulsed laser light source to selectively eliminate unwanted skin blemishes without damaging the surrounding healthy tissue, and to remove facial or other unwanted hair throughout the body. Candela's objective is to establish itself as the leading provider of aesthetic and cosmetic lasers by continually striving to develop smaller, faster, and less expensive devices. Candela has been a pioneer in the laser industry. From the start, our mission has been to lead the way in the development of innovative laser products. Significant innovations include:

Dynamic Cooling Device. The Dynamic Cooling Device ("DCD") selectively cools only the top layer of the skin, while leaving the targeted underlying hair follicle, vein or other structure at normal temperature. As a result, higher levels of laser energy can be delivered during treatment, while minimizing thermal injury, pain, and the inconvenience associated with anesthetics. The design of the hand-held DCD enables the practitioner to clearly see the area being treated, and the combined efficiency of the lasers and DCD reduces the risks of over treatment. The DCD delivers just the right amount of cooling quickly and consistently. Currently, DCD is available as an option on several Candela laser systems.

GentleLASE Family. The GentleLASE is a high-energy, long-pulse solid-state laser that generates laser light in the near infrared wavelength range. It is used for both hair removal and the treatment of large (1mm or larger) leg veins. The technology incorporated in the GentleLASE uses intense pulsed light energy directed through an Alexandrite rod, which achieves selective heating while keeping the temperature of the skin below its damage threshold. The longer Alexandrite laser wavelength enables the GentleLASE to penetrate skin surfaces deeper than traditional Ruby lasers, and the large spot size (18mm) is the industry's largest. The basic GentleLASE was recently re-introduced with new advanced features including a smaller more transportable size.

Hair removal typically requires three to five treatments to achieve efficacious results due to the growth cycle of hair follicles. A typical treatment can range from approximately $200 for an upper lip and chin procedure to as much as $1,000 per treatment for the back or chest.

The other systems of the GentleLASE family are the GentleLASE Limited Edition™, our most affordable hair removal laser, and the GentleYAG™, a high energy long pulse Nd:YAG laser, designed for the removal of unwanted hair and leg veins for darker and tanned skin. The GentleLASE and GentleYAG lasers are currently cleared to treat unwanted hair on all skin types, vascular and pigmented lesions and wrinkles.

Vbeam. The Vbeam delivers the safety and efficacy of the clinically proven pulsed dye laser (PDL) while minimizing the problematic side effects of postoperative bruising, commonly referred to as purpura. It features Candela's patented Dynamic Cooling Device to protect the epidermis. The system comes in a choice of four colors, an industry first, and is priced very competitively. The Vbeam provides treatment of facial spider veins, port wine stains, leg telangiectasias, hemangiomas, poikiloderma, rosacea, scars, warts, stretch marks, vulvodynia, and other vascular abnormalities in adults, children and infants. The Vbeam's user-adjustable laser pulse duration (0.45-40msec) features Candela's ultra-long pulse duration, the longest offered in a dye laser. Most treatments of vascular lesions cost between $300 and $800, depending on the length and the type of procedure. The combination of Vbeam and GentleLASE offers the capability to treat a majority of leg veins in patients. A predecessor product to Vbeam, the SPTL-1b, is currently marketed in Japan, pending

Ministry of Health approval of the Vbeam. The Vbeam was initially cleared by the FDA for marketing in the U.S. in January 2000, and has since received additional clearance for the treatment of wrinkles.

ALEXLAZR. The ALEXLAZR is a short-pulse solid-state laser, which emits near-infrared light for the non-invasive removal of tattoo pigments and pigmented lesions such as freckles and Nevus of Ota, a bluish colored, non-vascular, pigmented lesion, generally found among persons of Asian descent. The ALEXLAZR was cleared by the FDA for marketing for these uses in the U.S. in 1994. The ALEXLAZR has a fiber optic delivery system that produces an even beam distribution without hot spots. Its wavelength maximizes beam penetration, providing positive results with deeper pigments and is effective in the removal of most tattoo pigments.

Smoothbeam. Introduced in March 2001, the Smoothbeam diode laser heats collagen in the upper dermis, stimulating new collagen deposition for the improvement of periorbital wrinkles and acne scars. The system is small, easily portable and available in four unique colors to ideally complement the practice environment. Candela has recently received FDA clearance for the marketing of the Smoothbeam for the treatment of back acne and acne scars. The Smoothbeam laser employs laser light at 1450 nm to heat the dermis, sebaceous glands, and associated structures within the dermis in combination with cryogen spray to cool and protect the epidermis. The thermal injury alters the structure of the sebaceous glands, the root cause of acne lesions, resulting in more effective and longer-lasting acne clearance.

C-beam. Introduced in February 2002, the C-beam is a pulsed dye laser used for the treatment of psoriasis, wrinkles and surgical scars. The system has a very low risk profile; moreover, it is small in size, affordable, and offers effective results from few treatment sessions.

Sales and Distribution

We market and sell our products in more than 60 countries worldwide. Separate regional executives in North America, Latin and South America, Japan, Asia, Europe and the Middle East manage our marketing, selling and service activities through a combination of direct personnel and a network of independent distributors.

The mix of direct sales and distributors varies by region. Generally, our distributors enter into a 2-3 year exclusive agreement during which they typically agree not to sell our competitors' products. Our sales strategy is to choose the most productive and practicable distribution channel within each of our geographic markets.

We sell products in the U.S. primarily through our direct sales force to our traditional customer base of dermatologists and cosmetic surgeons. Outside the U.S. we sell our products in Western Europe, Japan, Latin and South America, the Middle East, and the Pacific Rim through direct sales offices and distribution relationships. We have a total of 61 employees in our direct sales offices in Madrid, Frankfurt, Bangkok, Paris, Tokyo, Nagoya and Osaka. We have established distribution relationships throughout Europe, Japan, Africa, Latin and South America, and the Middle East. Outside the U.S. we currently utilize 51 distributors in 78 countries.

The following chart shows data relating to Candela's international activities during each of the last three fiscal years by geographic region. Revenue generated from regions other than the U.S. includes sales from Candela's German, Spanish, French, and Japanese subsidiaries, as well as sales shipped directly to international locations from the U.S.

Revenues: (000)	**June 28, 2003**	**June 29, 2002**	**June 30, 2001**
United States and Canada	$39,885	$28,801	$28,694
Japan and the Far East	23,483	20,157	20,935
Europe	16,685	11,693	14,451
United States shipments to other regions	728	896	692
Total Revenue	$80,781	$61,547	$64,772

Service and Support

We believe that quick and effective delivery of service is important to our customers. We strive to respond to service calls within 24 hours and to complete the call within 48 hours to minimize practitioner disruption. Our principal service center and parts depot is located at our Wayland, Massachusetts headquarters. Parts depots are also located at our sales offices in Japan, Thailand, Spain, Germany and France. Independent distributors also maintain parts depots.

We also believe a highly trained and qualified service staff is key to product reliability. Distributors and subsidiaries have the primary responsibility of servicing systems within their territories. Their service personnel are required to attend formal training to become certified. In addition, we have service and technical support staff in each of our markets worldwide.

Product maintenance and repair following the warranty period provides an additional recurring source of revenue. Customers may elect to purchase a service contract or purchase service on a time-and-materials basis. Our service contracts vary by the type of systems and the level of services desired by the customer and typically last for a 12 to 24-month period after the initial warranty period expires. Initial warranties on most laser products cover parts and service for twelve months. Customers have the option to purchase an extended warranty (beyond the normal 12-month coverage) as part of the laser purchase. One of our products, the Vbeam laser system, comes with a standard 3-year warranty that includes maintenance and a specified level of consumables.

Candela emphasizes education and support of its customers. Our recommended preventive maintenance, coupled with continuing technical education for service representatives, helps to ensure product reliability. After a sale, a Candela-qualified service engineer installs the system at the customer site by performing validation tests to ensure the system is operating properly. Before or after installation, a nurse clinician is available to provide the practitioner with training and clinical support.

Manufacturing

We design, assemble, and test our branded products at our Wayland, Massachusetts facility. Ensuring adequate and flexible production capacity, continuous cost reduction, and superior product quality are top priorities of our manufacturing organization. We achieve our goals by:

- working closely with the research and development organization, including significant early involvement in product design,
- continually improving our just-in-time manufacturing and inventory processes, and
- effectively managing a limited number of the most qualified suppliers.

Our facility has ISO 9001 certification and has established and is maintaining a quality system that meets the requirements of EN 46001, ISO 13485 and CAN/CSA-ISO 13485. ISO 9001 certification provides guidelines for the quality of company systems associated with the design, development, production, servicing and distribution of medical lasers and accessories. EN 46001 and ISO 13485 standards are European quality requirements and CAN/CSA-ISO 13485 is a Canadian quality requirement, all specifically relating to the design of medical devices.

Our products are manufactured with standard components and subassemblies supplied by subcontractors to our specifications. We purchase certain components and subassemblies from a limited number of suppliers.

If our suppliers are unable to meet our requirements on a timely basis, our production could be interrupted until we obtain an alternative source of supply. To date, we have not experienced significant delays in obtaining dyes, optical and electro-optical components, electronic components, and raw materials for our products.

Research and Development

We believe that our advanced research and engineering activities are crucial to maintaining and enhancing our business, and we are currently conducting research on a number of applications. We believe that our in-house research and development staff has demonstrated its ability to develop innovative new products that meet evolving market needs. Our core competencies include:

- applied laser physics and technology
- new imaging methods
- tissue optics
- photochemistry
- laser-tissue interaction
- clinical research
- engineering and design of medical laser devices

As we discover new technologies or applications with commercial potential, we assemble a team to develop the new product or application in cooperation with leading physicians and medical and research institutions. In the U.S. in particular, we must receive FDA clearance before marketing new products or applications.

Our research and development team works with our operations group to design our products for ease of manufacturing and assembly and with our marketing group to respond to market opportunities. We believe this interaction between functional groups facilitates the introduction of new products with the right balance of features, performance, quality, and cost. To date our research and development effort has relied primarily on internal development building on our core technologies rather than through acquisition.

In addition, Candela conducts joint research with physicians affiliated with various medical and research institutions. One example of technology developed through joint research is our DCD that was developed in conjunction with the Beckman Laser Institute at the University of California, Irvine. We anticipate continuing joint research and licensing arrangements with medical research institutions.

Our expenditures on research and development expenses are set forth in Item 7.

Customers

We currently sell our products primarily to physicians. The majority of our customers choose to finance their purchases through independent leasing companies. Our sales are not dependent on any single customer or distributor, and Candela continues to expand its distribution channel in the U.S. through a direct sales force. Our customers are located in more than 60 countries. We continue to target the estimated 6,000 electrologists in the U.S. as potential customers for GentleLASE for hair removal, positioning GentleLASE as an adjunct to traditional electrolysis methods.

Competition

Competition in the aesthetic and cosmetic laser industry is intense and technological developments are expected to continue at a rapid pace. Although there are several manufacturers of aesthetic and cosmetic lasers, we believe Candela is one of only a few companies that offer a broad range of products able to address multiple applications. Unlike Candela, few of our competitors focus exclusively on the cosmetic and aesthetic laser market. We compete on the basis of proprietary technology, product features, performance, service, price, and reputation. Some of our competitors have greater financial, marketing, and technical resources than we do; moreover, some competitors have developed, and others may attempt to develop, products with applications similar to ours.

We believe that many factors will affect our competitive position in the future, including our ability to:

- develop and manufacture new products that meet the needs of our markets
- respond to competitive developments and technological changes
- manufacture our products at lower cost
- retain a highly qualified research and engineering staff
- provide sales and service to a worldwide customer base
- improve product reliability

Proprietary Rights

We own several U.S. and foreign patents and have one foreign and four U.S. patent applications pending to protect our rights in certain technical aspects of our hair removal, benign vascular lesion, pigmented lesion, and other laser systems. The expiration dates for our issued U.S. patents range from December 8, 2006 to December 6, 2019.

In addition to our portfolio of patents issued and pending, we license patented technology from third parties. We use DCD under a license agreement to patent rights owned by the Regents of the University of California ("Regents"). In August 2000 we entered into an agreement to amend the license agreement whereby in exchange for an exclusivity fee of approximately $1.7 million, which was prepaid in full, Candela obtained exclusive license rights to the DCD (subject to certain limited license rights of Cool Touch, Inc ("Cool Touch")) in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch obtained a license to the DCD on a co-exclusive basis with Candela, in certain narrower fields of use. Cool Touch is restricted in its ability to assign its license rights to certain existing competitors of Candela. Candela is entitled to one-half of all royalty income payable to the Regents from Cool Touch. Under the amended agreement, Candela no longer is required by the Regents to negotiate sublicenses to third parties. However, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use.

We rely primarily on a combination of patent, copyright, and trademark laws to establish and protect our proprietary rights. We also rely on trade secret laws, confidentiality procedures, and licensing arrangements to establish and protect our technology rights. In addition, we seek to protect our proprietary rights by using confidentiality agreements with employees, consultants, advisors, and others. We cannot be certain that these agreements will adequately protect our proprietary rights in the event of any unauthorized use or disclosure, that our employees, consultants, advisors, or others will maintain the confidentiality of such proprietary information, or that our competitors will not otherwise learn about or independently develop such proprietary information.

Despite our efforts to protect our intellectual property, unauthorized third parties may attempt to copy aspects of our products, to violate our patents, or to obtain and use our proprietary information. In addition, the laws of some foreign countries do not protect our intellectual property to the same extent, as do the laws of the U.S. The loss of any material trademark, trade name, trade secret, or copyright could hurt our business, results of operations, and financial condition.

We believe that our products do not infringe the rights of third parties. However, we cannot be certain that third parties will not assert infringement claims against us in the future or that any such assertion will not result in costly litigation or require us to obtain a license to third party intellectual property. In addition, we cannot be certain that such licenses will be available on reasonable terms or at all, which could hurt our business, results of operations, and financial condition.

Government Regulation

FDA's Premarket Clearance and Approval ("PMA") Requirements. Unless an exemption applies, each medical device that we wish to market in the U.S. must receive either "510(k) clearance" or PMA in advance from the U.S. Food and Drug Administration pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA's 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy, and uncertain and generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market.

The FDA decides whether a device must undergo either the 510(k) clearance or PMA approval process based upon statutory criteria. These criteria include the level of risk that the agency perceives is associated with the device and a determination whether the product is a type of device that is similar to devices that are already legally marketed. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a pre-market notification requesting 510(k) clearance, unless an exemption applies. The pre-market notification must demonstrate that the proposed device is "substantially equivalent" in intended use and in safety and effectiveness to a legally marketed "predicate device" that is either in class I, class II, or is a "pre-amendment" class III device (i.e., one that was in commercial distribution before May 28, 1976) for which the FDA has not yet decided to require PMA approval.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to submit a pre-market notification requiring 510(k) clearance. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance is obtained. We have modified some of our 510(k) cleared devices, but have determined that, in our view, new 510(k) clearances are not required. We cannot be certain that the FDA would agree with any of our decisions not to seek 510(k) clearance. If the FDA requires us to seek 510(k) clearance for any modification, we also may be required to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance.

Devices deemed by the FDA to pose the greatest risk such as life-sustaining, life-supporting, or implantable devices, or deemed not substantially equivalent to a legally marketed predicate device, are placed in class III. Such devices are required to undergo the PMA approval process in which the manufacturer must prove the safety and effectiveness of the device to the FDA's satisfaction. A PMA application must provide extensive pre-clinical and clinical trial data and also information about the device and its components regarding, among other things, manufacturing, labeling, and promotion.

After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling, or its manufacturing process.

A clinical trial may be required in support of a 510(k) submission or PMA application. Such trials generally require an Investigational Device Exemption ("IDE") application approved in advance by the FDA for a limited number of patients, unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin once the IDE application is approved by the FDA and the appropriate institutional review boards are at the clinical trial sites.

To date, the FDA has deemed our products to be class II devices eligible for the 510(k) clearance process. We believe that most of our products in development will receive similar treatment. However, we cannot be certain that the FDA will not deem one or more of our future products to be a class III device and impose the more burdensome PMA approval process.

Pervasive and Continuing FDA Regulation. A host of regulatory requirements apply to marketed devices such as our laser products, including labeling regulations, the Quality System Regulation (which requires manufacturers to follow elaborate design, testing, control, documentation, and other quality assurance procedures), the Medical Device Reporting regulation (which requires that manufacturers report to the FDA certain types of adverse events involving their products), and the FDA's general prohibition against promoting products for unapproved or "off label" uses. Class II devices such as ours also can have special controls such as performance standards, post-market surveillance, patient registries, and FDA guidelines that do not apply to class I devices. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition, and results of operations.

We are subject to inspection and market surveillance by the FDA for compliance with regulatory requirements. If the FDA finds that we have failed to comply with applicable requirements, the agency can institute a wide variety of enforcement actions. The FDA sometimes issues a public warning letter, but also may pursue more drastic remedies, such as refusing our requests for 510(k) clearance or PMA approval of new products, withdrawing product approvals already granted to us, requiring us to recall products, or asking a court to require us to pay civil penalties or criminal fines, adhere to operating restrictions, or close down our operations. Ultimately, criminal prosecution is available to the FDA as punishment for egregious offenses. Any FDA enforcement action against us could hurt our business, financial condition, and results of operation.

Other U.S. Regulation. We also must comply with numerous federal, state, and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and hazardous substance disposal. We cannot be sure that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not hurt our business, financial condition, and results of operations.

Foreign Regulation. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. Companies are now required to obtain the CE Mark prior to sale of certain medical devices within the European Union ("EU"). During this process, the sponsor must demonstrate compliance with ISO manufacturing and quality requirements.

Candela and its products may also be subject to other federal, state, local, or foreign regulations relating to health and safety, environmental matters, quality assurance, and the like. Candela's compliance with laws that regulate the discharge of materials into the environment or otherwise relate to the protection of the environment does not have a material effect on its ongoing operations. Candela has not made any material expenditures for environmental control facilities.

Product Liability and Warranties

Our products are generally covered by a one-year warranty, with an option to purchase extended service contracts after the time of sale, except for our Vbeam product which is covered by a standard three-year warranty. We set aside a reserve based on anticipated warranty claims. We believe such reserves to be adequate, but in the event of a major product problem or recall, such reserves may be inadequate to cover all costs, and such an event could have a material adverse effect on our business, financial condition, and results of operations.

Our business involves the inherent risk of product liability claims. We maintain appropriate product liability insurance with respect to our products with a coverage limit of $13 million in the aggregate. We cannot be certain that with respect to our current or future products, such insurance coverage will continue to be available on terms acceptable to us or that such coverage will be adequate for liabilities that may actually be incurred.

The Skin Care Centers

In June 1996, we began an effort to own and operate skin care centers offering cosmetic laser treatments utilizing our equipment along with other cosmetic services traditionally offered by high-end spas. We pursued this strategy by purchasing an operating spa in Boston in 1996. In March 1997, we opened a new facility in Scottsdale, Arizona, with no pre-existing customer base. We subsequently decided to reduce our focus on our skin care center efforts. We closed our Scottsdale, Arizona facility in the quarter ended December 27, 1997 and in January of 1999 ceased to offer aesthetic laser procedures at our Boston skin care center. We have subleased the Scottsdale facility as of the third quarter of fiscal 2002. The remaining spa in Boston struggled during the year and was unable to turn a profit. As discussed in Note 14 to the financial statements, on September 24, 2003 we initiated a plan to close the Boston facility.

Applied Optronics

On January 8, 2003, the Company acquired substantially all of the assets of Applied Optronics, the diode division of Schwartz Electro-Optics, Inc. Applied Optronics was a leading manufacturer of high-powered, pulsed and CW lasers, and was a component supplier to the OEM market that serves a variety of industries including the military, medical, industrial, research and robotics fields. Applied Optronics was the lead supplier of the diodes for the Company's Smoothbeam diode laser system. The Applied Optronics operation, located in South Plainfield, New Jersey, generates revenue from diode sales to third-party customers.

Employees

As of June 28, 2003, we employed 322 people in the following areas of our organization:

- 29 in research, development, and engineering
- 55 in manufacturing and quality assurance
- 33 in service positions
- 40 in sales and marketing
- 36 in finance and administrative positions and all others
- 61 in our clinic and health spa subsidiary, including both full and part-time employees
- 68 in our international sales and service subsidiaries

New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 145, "*Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*". SFAS No. 145 rescinds the following pronouncements: SFAS No. 4, "*Reporting Gains and Losses from Extinguishment of Debt*", SFAS No. 44, "*Accounting for Intangible Assets of Motor Carriers*", SFAS No. 64, "*Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*" and SFAS No. 13, "*Accounting for Leases*", to eliminate an inconsistency between the required accounting for sale-leaseback transactions. SFAS No. 145 also makes technical corrections to other existing authoritative pronouncements to clarify meanings, or describe their applicability under changed conditions. In compliance with SFAS No. 145, we recognized the one-time charge related to the extinguishment of our long-term debt (see Note 5 to financial statements) as a component of other income (expense) rather than as an extraordinary item.

In June 2002, the FASB issued SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).*" SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF No. 94-3 allowed for an exit cost liability to be recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*". FIN 45 addresses financial accounting for, and disclosure of, guarantees. FIN 45 requires certain guarantees to be recorded at fair value, as opposed to the existing standard of recording a liability only when a loss is probable and reasonably estimable according to SFAS No. 5, "*Accounting for Contingencies*". In accordance with FIN 45, we have amended our disclosure related to product warranties. The adoption of FIN 45 did not have a material impact on our financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation—Transition and Disclosure.*" SFAS No. 148 requires the disclosure of the effects of a company's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 amends SFAS No. 123, "*Accounting for Stock-Based Compensation*" by providing alternative methods of transition to the fair-value method of accounting for stock-based employee compensation under SFAS No. 123. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board (APB) Opinion No. 28, "*Interim Financial Reporting*" to require disclosure of the effects of a company's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. In accordance with SFAS No. 148, we have disclosed our method of accounting for stock-based employee compensation in Note 1 to the financial statements. The adoption of SFAS No. 148 had no impact on our financial position and results of operations.

Item 2. Properties.

We lease a facility totaling approximately 35,000 square feet for our operations in Wayland, Massachusetts, which is located approximately 20 miles west of Boston. The lease on this facility was amended in April 2002 to extend the expiration date to March 2006. We also lease a 12,000 square foot facility in South Plainfield, New Jersey for our diode operation. This lease ends on October 31, 2003. Candela's management believes that its current facilities are suitable and adequate for our near-term needs.

Candela's subsidiaries currently lease the following facilities:

- Candela Skin Care Center of Scottsdale, Inc., 7,555 square feet located in Scottsdale, AZ. The lease on this facility is for a period of ten years, expiring on June 30, 2006, with a provision for two five-year extensions. On November 1, 2001, the Scottsdale facility was subleased, although sublease payments were not scheduled to begin until April 2002. As part of the sub-lease agreement, Candela will pay one month of rent in each of fiscal years 2003, 2004 and 2005. These future rent payments have been accounted for in our restructuring reserve.
- Candela Skin Care Center of Boston, Inc., 20,728 square feet located in Boston, MA. The lease on this facility is for a period of 15 years, and commenced on June 1, 1994.
- Candela KK.—Tokyo office. The lease on this 400 square meter facility is for a period of 3 years, expiring on May 23, 2005.
- Candela KK—Osaka office. The lease on this 97 square meter facility is for a period of 2 years, expiring on Jan 31, 2005.
- Candela KK—Nagoya office. The lease on this 49 square meter facility is for a period of 1 year, expiring on November 14, 2003.
- Candela Iberica, S.A.. The lease on this 191 square meter facility located in Madrid, Spain is automatically extended each month until written notice is given.
- Candela Deutschland GmbH. The lease on this 380 square meter facility in Neu Isenberg, Germany is for a period of 5 years and expires on October 31, 2006.
- Candela France SARL. The lease on this 108 square meter facility in Gometz le Chatel, France is for a period of 9 years, expiring on May 1, 2011.
- Bangkok, Thailand. The Manager of Pacific Rim operations resides and operates out of a leased residence in Bangkok, Thailand. The total leased area is approximately 4,800 square feet and the lease is renewed each year.

Item 3. Legal Proceedings.

During Candela's second fiscal quarter ended December 29, 2001, Candela notified Physicians Sales and Service, Inc. ("PSS"), a division of PSS World Medical, Inc., that Candela was terminating its exclusive Distribution Agreement between Candela and PSS due to PSS's failure to pay outstanding invoices totaling approximately $2.3 million. These invoices arose in connection with Candela's shipment of various units of equipment to PSS pursuant to firm purchase orders received by Candela from PSS. These invoices arose as of June 30, 2001, and were due and payable in full on or before September 30, 2001. After receiving the Notice of Termination from Candela, PSS filed a lawsuit against Candela in Middlesex County Superior Court in Massachusetts as well as a demand for arbitration pursuant to the mandatory arbitration clause in the distribution agreement. Both of PSS's complaints allege breach of contract, a violation of the Massachusetts Unfair Trade Practices Act, breach of the covenant of good faith and fair dealing, promissory estoppel and intentional interference with contractual relations resulting from Candela's termination of its distribution agreement with PSS.

On March 6, 2003, the Company obtained a favorable decision in its arbitration proceeding against PSS. The arbitration panel made an interim award to the Company of $2,200,000 for unpaid amounts previously invoiced, which the Company earlier reported as revenue. This amount was net of $150,000 separately awarded to PSS. The decision also included payment to the Company of $396,000 of interest on the outstanding balance owed to the Company. As a result of this decision the Company recognized an increase in interest-income of $396,000 and a decrease in accounts receivable of $2,200,000. The arbitration panel also awarded the Company its attorneys' fees and expenses, as well as the costs of arbitration. This interim decision was finalized on May 28, 2003 when the arbitration panel confirmed the terms of its interim award and in addition awarded the Company its reasonable attorneys' fees and expenses, as well as the costs of arbitration, in the amount of $573,000, which was paid to Candela on June 23, 2003. The Middlesex Superior Court confirmed the award of the arbitrators on July 1, 2003.

From time to time, Candela is a party to various legal proceedings incidental to its business. Candela believes that none of the legal proceedings which are presently pending will have a material adverse effect upon our financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of our security holders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters.

Candela's common stock trades on The NASDAQ National Market under the symbol "CLZR."

At September 22, 2003, there were approximately 313 holders of record of our common stock and the closing sale price of our common stock was $15.48.

The following table sets forth quarterly high and low closing sales prices of the common stock for the indicated fiscal periods:

	High	Low
Fiscal 2003		
First Quarter	$5.750	$3.630
Second Quarter	6.950	3.900
Third Quarter	9.880	6.010
Fourth Quarter	12.800	8.000
Fiscal 2002		
First Quarter	$7.350	$5.000
Second Quarter	5.140	3.450
Third Quarter	5.450	3.550
Fourth Quarter	6.100	4.370

Dividend Policy

We have never paid a cash dividend and have no present intention to pay cash dividends in the foreseeable future. The Board of Directors currently intends to retain any future earnings for use in our business.

Item 6. Selected Consolidated Financial Data.

The table set forth below contains certain consolidated financial data for each of the last five fiscal years of Candela. This data should be read in conjunction with the detailed information, financial statements and related notes, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

	For the Year Ended				
Consolidated Statement of Operations Data:	**June 28, 2003**	**June 29, 2002**	**June 30, 2001**	**July 1, 2000**	**July 3, 1999**
	(in thousands, except per share data)				
Revenue:					
Lasers and other products	$68,072	$45,957	$48,375	$60,340	$46,708
Product related service	10,579	12,731	12,498	11,320	8,801
Skin care centers	2,130	2,859	3,899	3,730	3,079
Total revenue	80,781	61,547	64,772	75,390	58,588
Cost of sales:					
Lasers and other products	30,641	20,396	21,208	22,703	18,623
Product related service	7,992	11,205	7,676	6,802	5,715
Skin care centers	1,533	2,318	2,412	2,377	2,125
Total cost of sales	40,166	33,919	31,296	31,882	26,463
Gross profit:					
Lasers and other products	37,431	25,561	27,167	37,637	28,085
Product related service	2,587	1,526	4,822	4,518	3,086
Skin care centers	597	541	1,487	1,353	954
Total gross profit	40,615	27,628	33,476	43,508	32,125
Operating expenses:					
Research and development	4,545	4,644	5,575	4,822	3,998
Selling, general and administrative	26,584	27,031	24,076	21,669	17,891
Restructuring charge (see notes below)	—	(693)	1,113	—	—
Total operating expenses	31,129	30,982	30,764	26,491	21,889
Income (loss) from operations	9,486	(3,354)	2,712	17,017	10,236
Other income (expense):					
Interest income	651	547	1,652	1,427	115
Interest expense	(218)	(476)	(437)	(482)	(492)
Other income (expense)	(44)	487	33	242	(3)
Total other income (expense)	389	558	1,248	1,187	(380)
Income (loss) before income taxes	9,875	(2,796)	3,960	18,204	9,856
Provision for (benefit from) income taxes	3,061	(642)	1,433	3,641	2,365
Net income (loss)	$ 6,814	$(2,154)	$ 2,527	$14,563	$ 7,491
Basic earnings (loss) per share	$ 0.68	$ (0.21)	$ 0.23	$ 1.33	$ 0.91
Diluted earnings (loss) per share	$ 0.66	$ (0.21)	$ 0.22	$ 1.19	$ 0.82
Weighted average shares outstanding	10,042	10,053	10,928	10,932	8,250
Diluted weighted average shares outstanding	10,323	10,053	11,521	12,190	9,179

Consolidated Balance Sheet Data:	For the Year Ended June 28, 2003	June 29, 2002	June 30, 2001	July 1, 2000	July 3, 1999
Cash and cash equivalents	$31,965	$19,628	$32,318	$34,863	$10,055
Working capital	46,852	35,134	42,310	44,255	13,186
Total assets	81,150	67,891	74,018	73,164	36,451
Long-term debt	—	2,115	2,815	3,034	3,181
Total stockholders' equity	53,348	40,853	46,975	48,563	14,023
Total liabilities and stockholders' equity	81,150	67,891	74,018	73,164	36,451

Note: The following events are related to the restructuring reserve:

During the quarter ended December 27, 1997, a restructuring charge was recorded and a reserve established in the amount of $2.6 million resulting from the closure of the skin care center located in Scottsdale, Arizona.

During the quarter ended June 30, 2001, an additional restructuring charge of $1.1 million was recorded resulting from the change in estimate of future sublease payments regarding the skin care center located in Scottsdale, Arizona and an asset impairment charge of $640,000 was recorded for the long-lived assets, principally, leasehold improvements, located at the skin care center located in Boston, Massachusetts.

During the quarter ended March 30, 2002, the restructuring charge for the skin care center in Scottsdale, Arizona was reduced by $693,000 to reflect the reduction in future lease payments due to the sub-lease of that property.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

All statements, trend analysis and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins and anticipated expense levels, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties, and our actual results of operations may differ materially from those contained in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed in "Cautionary Statements" as well as other risks and uncertainties referenced in this Annual Report on Form 10-K.

Overview

We research, develop, manufacture, market, sell and service lasers used to perform aesthetic and cosmetic procedures. We sell our lasers principally to medical practitioners. Candela markets its products directly and through a network of distributors to end users. Our traditional customer base includes plastic and cosmetic surgeons and dermatologists. More recently, we have expanded our sales to a broader group of practitioners consisting of general practitioners and certain specialists including obstetricians, gynecologists, and general and vascular surgeons. We derive our revenue from: the sale of lasers and other products; the provision of product related services; and the operations of our skin care center.

Domestic and international product sales are generated principally through our direct sales force based in the U.S. and seven international offices. Prior to fiscal 1999, a relatively small portion of our sales came through our network of independent distributors. In December 1998, we entered into an exclusive distributorship arrangement with Physician Sales and Service, Inc. ("PSS"). Sales to distributors for the year ended June 30, 2001 increased as a result of this arrangement. In fiscal year

2002, we announced our decision to terminate our relationship with PSS and use a direct sales force to service the sales channels previously serviced by that distributor.

We typically assemble products in our Wayland, Massachusetts, facility in the quarter in which they are shipped, and backlog has not been significant. We experience some seasonal reduction of our product sales in the quarter ending in September due to the summer holiday schedule of physicians and their patients.

All product shipments include a standard 12-month parts and service warranty except for Vbeam products that include a standard 3-year warranty. The anticipated cost associated with the warranty coverage is accrued at the time of shipment as a cost of sales charged to product related service costs. Any costs associated with product installation are also recognized as costs of product related service. Both such anticipated and actual costs have no associated revenue and therefore reduce the gross profit from product related service revenue.

Product related service revenue consists of revenue from maintenance and repair services and the sale of spare parts and consumables. We derive revenue from extended service contracts, which are typically for a 12 or 24-month period, and the revenue is initially deferred and recognized over the life of the service contract. In addition, we provide on-site service worldwide on a time-and-materials basis directly or through our distributors.

In June 1996, we began an effort to own and operate skin care centers offering cosmetic laser treatments utilizing our equipment, along with providing other cosmetic services traditionally offered by high-end spas. We pursued this strategy by purchasing an existing spa in Boston in 1996 and by opening a new skin care center in Scottsdale, Arizona in March 1997. We subsequently decided to reduce our focus on our skin care center efforts and to renew our commitment to our core aesthetic and cosmetic laser business. During fiscal 1998, we closed the Scottsdale facility because it had failed to generate any material revenue, recorded a restructuring charge, and established a reserve in the amount of $2,600,000 representing the anticipated cost associated with this closure, less assumed future sublease payments. During fiscal 2001, we recorded an additional restructuring charge of $1,113,000, as no sub-lessee had been located for the facility. During fiscal 2002, the Scottsdale property was subleased and the restructuring charge was reversed by $693,000. In January 1999, we ceased to offer aesthetic laser procedures at our Boston skin care center, but we continue to provide personal care and health and beauty services from this location. We are actively seeking buyers to assume the lease and purchase the assets of the Boston facility. During the quarter ended June 30, 2001, the Company determined that impairment indicators existed relating to its skin care/health spa services. In accordance with SFAS No. 121, "*Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of*," the Company evaluated the recoverability of its spa-related long-lived assets, and determined that the estimated future undiscounted cash flows were below the carrying value of the spa-related long-lived assets at June 30, 2001. Accordingly, the Company charged off all remaining undepreciated long-lived spa-related assets of approximately $640,000.

International revenue, consisting of sales from our subsidiaries in Germany, France, Spain, and Japan, and sales shipped directly to international locations from the U.S., during the fiscal years ended June 28, 2003, June 29, 2002 and June 30, 2001 represented 51%, 53% and 55% of total sales, respectively.

Our fiscal year consists of the 52 or 53-week period ending on the Saturday closest to June 30 of each year. The years ended June 28, 2003, June 29, 2002 and June 30, 2001 each contained 52 weeks.

Discontinued Operations

On September 24, 2003 we initiated a plan to close our only remaining skin care center, subject to approval of the Board of Directors. The closure will be accounted for as a discontinued operation in accordance with APB 30, *"Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"* and SFAS 146, *"Accounting for Costs Associated with Exit or Disposal Activities"*. As a result, in the fiscal quarter ended September 27, 2003 we will record a $2,278,000 charge for the accrual of $3,000,000 of future occupancy costs and $350,000 of severance obligations and other related costs of closure, net of anticipated tax benefits of $1,072,000. In addition, all prior period financial statements will be restated to reflect skin care centers operations as discontinued.

Significant Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, bad debts, inventories, warranty obligations, and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements.

Revenue Recognition. Our policy is to recognize revenue upon shipment of our products to our customers and the fulfillment of all contractual terms and conditions, pursuant to the guidance provided by Staff Accounting Bulletin (SAB) No. 101 *"Revenue Recognition in Financial Statements"*, issued by the Securities and Exchange Commission. Judgments are required in evaluating the credit worthiness of our customers. Credit is not extended to customers and revenue is not recognized until collectibility is reasonably assured.

Allowance for Doubtful Accounts. Our policy is to maintain allowances for estimated losses resulting from the inability of our customers to make required payments. Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits. We regularly evaluate the collectibility of our trade receivable balances based on a combination of factors. When a customer's account balance becomes past due, we initiate dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to us, such as in the case of a bankruptcy filing, deterioration in the customer's operating results or financial position or other material events impacting their business, we record a specific allowance to reduce the related receivable to the amount we expect to recover given all information presently available.

As of June 28, 2003, our accounts receivable balance of $26,589,000 is reported net of allowances for doubtful accounts of $970,000. We believe our reported allowances at June 28, 2003, are adequate. If the financial conditions of those customers were to deteriorate, however, resulting in their inability to make payments, we may need to record additional allowances that would result in additional selling general and administrative expenses being recorded for the period in which such determination was made.

Inventory Reserves. As a designer and manufacturer of high technology equipment, we are exposed to a number of economic and industry factors that could result in portions of our inventory becoming either obsolete or in excess of anticipated usage. These factors include, but are not limited to, technological changes in our markets, our ability to meet changing customer requirements, competitive pressures in products and prices, and the availability of key components from our suppliers. Our policy is to establish inventory reserves when conditions exist that suggest that our inventory may be in excess of anticipated demand or is obsolete based upon our assumptions about future demand for our products and market conditions. We regularly evaluate the ability to realize the value of our inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end of life dates, estimated current and future market values and new product introductions. Purchasing requirements and alternative usage avenues are explored within these processes to mitigate inventory exposure. When recorded, our reserves are intended to reduce the carrying value of our inventory to its net realizable value. As of June 28, 2003, our inventory of $10,927,000 is stated net of inventory reserves of $1,837,000. If actual demand for our products deteriorates, or market conditions are less favorable than those that we project, additional inventory reserves may be required.

Product Warranties. Our products are sold with warranty provisions that require us to remedy deficiencies in quality or performance of our products over a specified period of time at no cost to our customers. Our policy is to establish warranty reserves at levels that represent our estimate of the costs that will be incurred to fulfill those warranty requirements at the time that revenue is recognized. We believe that our recorded liability at June 28, 2003, is adequate to cover our future cost of materials, labor and overhead for the servicing of our products sold through that date. If actual product failures or material or service delivery costs differ from our estimates, our warranty liability would need to be revised accordingly.

Contingencies. We are subject to proceedings, lawsuits and other claims. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. We record charges for the costs we anticipate incurring in connection with litigation and claims against us when we can reasonably estimate these costs.

Restructuring. We record restructuring charges incurred in connection with consolidation or relocation of operations, exited business lines, or shutdowns of specific sites. These restructuring charges, which reflect our commitment to a termination or exit plan that will begin within twelve months, are based on estimates of the expected costs associated with site closure, legal matters, contract terminations, or other costs directly related to the restructuring. If the actual cost incurred exceeds the estimated cost, an additional charge to earnings will result. If the actual cost is less than the estimated cost, a credit to earnings will be recognized.

Taxes. In accordance with SFAS No. 109, *"Accounting for Income Taxes,"* we recognize deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates for the year in which the differences are expected to be reflected in the tax return. Realization is dependent on the generation of sufficient taxable income in future years. Management continually evaluates the need for a valuation allowance for deferred tax assets based on the probability of realization determined by expectations for future taxable income and other factors. Although realization is not assured, based on available evidence, management believes it is more likely than not that the full amount of the net deferred tax asset will be realized. However, the amount realizable could be reduced if estimates of future taxable income are reduced.

Results of Operations

The following tables set forth selected financial data for the periods indicated, expressed as percentages.

Consolidated Statement of Operations Data:	For the Year Ended June 28, 2003	June 29, 2002	June 30, 2001
Revenue Mix:			
Lasers and other products	84.3%	74.7%	74.7%
Product related service	13.1%	20.7%	19.3%
Skin care centers	2.6%	4.6%	6.0%
Total revenue	100.0%	100.0%	100.0%
Operating Ratios:			
Gross profit:			
Lasers and other products	46.4%	41.5%	41.9%
Product related service	3.2%	2.5%	7.5%
Skin care centers	0.7%	0.9%	2.3%
Total gross profit	50.3%	44.9%	51.7%
Operating expenses:			
Research and development	5.6%	7.5%	8.6%
Selling, general & administrative	32.9%	43.9%	37.2%
Restructuring charge	0.0%	−1.1%	1.7%
Total operating expenses	38.5%	50.3%	47.5%
Income from operations	11.7%	−5.4%	4.2%
Total other income (expense)	0.5%	0.9%	1.9%
Income (loss) before income taxes	12.2%	−4.5%	6.1%
Provision for income taxes	3.8%	−1.0%	2.2%
Net income (loss)	8.4%	−3.5%	3.9%

Fiscal Year Ended June 28, 2003 Compared to Fiscal Year Ended June 29, 2002

Revenue. Total revenue increased 31% to $80.8 million in fiscal 2003 from $61.5 million in fiscal 2002. International revenue, consisting of sales from our subsidiaries in Germany, Spain, France and Japan, and sales shipped directly to international locations from the U.S., was 51% of total revenue for fiscal 2003 in comparison to 53% for fiscal 2002. Laser and product revenue increased 48% to $68.1 million in fiscal 2003 from $45.9 million in fiscal 2002. Increases in unit sales and the average selling price of the GentleLASE, Smoothbeam and Vbeam products were responsible for the increase in laser and other product revenue from fiscal 2002 to 2003. Product-related service revenue decreased 17% to $10.6 million in fiscal 2003 from $12.7 million in fiscal 2002 due primarily to an increase in the number of lasers covered by extended warranties and a corresponding decrease in the number of lasers covered by service contracts. Skin care center revenue decreased 25% to $2.1 million in fiscal 2003 compared to $2.9 million in fiscal 2002, due primarily to decreases in customer traffic.

Gross Profit. Gross profit increased to $40.6 million or 50.3% of revenue in fiscal 2003 from $27.6 million or 44.9% of revenue in fiscal 2002 mainly as a result of the increase in sales of lasers and other products. Gross profit on lasers and other products increased 46% to $37.4 million or 46.4% of revenue in fiscal 2003 from $25.6 million or 41.5% of revenue in fiscal 2002. Gross profit on product related services in fiscal 2003 increased to $2.6 million or 13.1% of revenue compared to $1.5 million or 20.7% of revenue for fiscal 2002. The increase in gross profit on product related services is due primarily to a decrease in warranty costs associated with the Vbeam products. The decrease in Vbeam warranty costs was largely due to the one-time replacement of a component of the system during fiscal 2002 that did not reoccur in fiscal 2003. Skin care center gross profit decreased to $0.6 million or 0.7% of revenue in fiscal 2003 from $0.5 million or 0.9% of revenue in fiscal 2002.

Research and Development Expense. Research and development spending for fiscal 2003 decreased 2% to $4.5 million from $4.6 million for fiscal 2002.

Selling, General and Administrative Expense. Selling, general and administrative expense decreased 2% from $27.0 million in fiscal 2002 to $26.6 million in fiscal 2003. The decrease in selling, general and administrative expenses is due primarily to the reimbursement of legal expense relating to the PSS dispute that was settled favorably in fiscal 2003. Selling, general and administrative expenses were 44% of revenue in fiscal 2002 compared to 33% for fiscal 2003.

Restructuring Charge. During the quarter ended December 27, 1997, a restructuring charge was recorded and a reserve established in the amount of $2.6 million resulting from the closure of the skin care center located in Scottsdale, Arizona, and which assumed a sublease of the premises. During fiscal 2001, we incurred an additional charge of $1.1 million because we had been unable to sublease the property. During fiscal 2002, we secured a sublease for the property and reversed the restructuring reserve by $693,000 that represents the future sublease payments to be received from the sublessee. No changes were made to the restructuring reserve in fiscal 2003.

Other Income/Expense. For the fiscal year ended June 28, 2003, total other income declined to $0.4 million from $0.6 million for the fiscal year ended June 29, 2002. Interest income increased from $0.5 million in fiscal 2002 to $0.6 million in fiscal 2003 due to interest payments of $0.4 million received from the PSS settlement offset by generally lower levels of cash invested at lower interest rates throughout the fiscal year. Interest expense decreased from $0.5 million in fiscal 2002 to $0.2 million in fiscal 2003 due primarily to the early retirement of our long-term debt in fiscal 2003. Other income (expense) decreased from a $0.5 million income in fiscal 2002 to a $0.04 million expense in fiscal 2003 primarily as a result of charges resulting from the early retirement of our long-term debt.

Income Taxes. The provision for income taxes results from a combination of activities of both the domestic and foreign subsidiaries of Candela. We recorded a 31% effective tax rate for the year ended June 28, 2003 compared to a 23% effective tax rate for the year ended June 29, 2002. The benefit from income taxes for the year ended June 29, 2002, includes a tax benefit for taxable losses in the U.S. offset by a tax provision calculated for taxable income generated in Japan and Spain at rates in excess of the U.S. statutory tax rate.

Fiscal Year Ended June 29, 2002 Compared to Fiscal Year Ended June 30, 2001

Revenue. Total revenue declined 5% to $61.5 million in fiscal 2002 from $64.8 million in fiscal 2001. International revenue, consisting of sales from our subsidiaries in Germany, Spain, France and Japan, and sales shipped directly to international locations from the U.S., was 53% of total revenue for fiscal 2002 in comparison to 55% for fiscal 2001. Laser and product revenue decreased 5% to $45.9 million in fiscal 2002 from $48.4 million in fiscal 2001. Lower unit sales of the GentleLASE and AlexLAZR products contributed approximately $6.3 million to the decrease in product sales from fiscal 2001 to 2002 but were offset by an increase in Vbeam unit sales of approximately $3.4 million and an increase in Smoothbeam™ sales of $1.2 million. Product-related service revenue remained relatively constant at $12.5 million in fiscal 2001 and $12.7 million in fiscal 2002. Skin care center revenue decreased 28.2% to $2.8 million in fiscal 2002 compared to $3.9 million in 2001, due primarily to decreases in customer traffic.

Gross Profit. Gross profit decreased to $27.6 million or 44.9% of revenue in fiscal 2002 from $33.5 million or 51.7% of revenue in fiscal 2001 mainly as a result of increased warranty costs associated with the Vbeam products and the decline in margins at the skin care center. Gross profit on lasers and other products decreased from $27.2 million or 41.5% in fiscal 2001 to $25.6 million or 41.9% in fiscal 2002. Gross profit for product related service revenue in fiscal 2002 decreased to $1.5 million or 2.5% of revenue compared to $4.8 million or 7.5% of revenue for fiscal 2001. The decrease in product related service gross profit is due primarily to increased warranty costs associated with the Vbeam products. Skin care center gross profit for fiscal year 2002 decreased to $0.5 million or 0.9% of revenue in comparison to $1.5 million or 2.3% of revenue for fiscal year 2001 resulting from a combination of a decrease in the number of services performed and the sale of retail inventory at reduced margins.

Research and Development Expense. Research and development spending for fiscal 2002 decreased 17% to $4.6 million, from $5.6 million for fiscal 2001. The decrease in research and development expense reflects reductions in personnel and other cost cutting initiatives.

Selling, General and Administrative Expense. Selling, general and administrative expense increased 12.0% to $27.0 million in fiscal 2002, from $24.1 million in fiscal 2001. An aggressive commission plan to rebuild our domestic sales force contributed approximately $2 million to the increase in selling expenses in fiscal 2002 over fiscal 2001. An increase of $300,000 for bad debt expense related to the PSS dispute, and a $300,000 increase in market studies also contributed to higher general and administrative costs in fiscal 2002 over fiscal 2001. Selling, general and administrative expenses were 44% of revenue in fiscal 2002 compared to 37% for fiscal 2001.

Impairment Charge. During the quarter ended June 30, 2001, we determined that impairment indicators existed relating to its skin care/health spa services. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of," we evaluated the recoverability of its spa-related long-lived assets. We determined that the estimated future undiscounted cash flows were below the carrying value of the spa-related long-lived assets at June 30, 2001. Accordingly, we wrote off as selling, general and administrative expense all remaining spa-related long-lived assets, principally leasehold improvements, of $640,000.

Restructuring Charge. During the quarter ended December 27, 1997, a restructuring charge was recorded and a reserve established in the amount of $2.6 million resulting from the closure of the skin care center located in Scottsdale, Arizona, and which assumed a sublease of the premises. During fiscal 2001, we incurred an additional charge of $1.1 million because we had been unable to sublease the property. During fiscal 2002, we secured a sublease for the property and reversed the restructuring reserve by $693,000 that represents the future sublease payments to be received from the sublessee.

Other Income/Expense. For the fiscal year ended June 29, 2002, total other income declined to $0.6 million from $1.2 million for the fiscal year ended June 30, 2001. Interest income decreased approximately $1.1 million in fiscal 2002 as compared to fiscal 2001 due to lower levels of cash invested at lower interest rates. This decrease was partially offset by a $400,000 gain arising from the effects of currency fluctuations.

Income Taxes. The provision for income taxes results from a combination of activities of both the domestic and foreign subsidiaries of Candela. We recorded a 23% effective tax rate for the year ended June 29, 2002, compared to the year ended June 30, 2001, in which we recorded a 36% tax rate. The benefit from income taxes for the year ended June 29, 2002, includes a tax benefit for taxable losses in the U.S. offset by a tax provision calculated for taxable income generated in Japan and Spain at rates in excess of the U.S. statutory tax rate.

Liquidity and Capital Resources

Cash provided by operating activities amounted to $11.8 million for fiscal 2003 compared to cash used by operating activities of $7.3 million for fiscal 2002. Cash provided by operating activities reflects the effects of net income for fiscal 2003, offset by increases in accounts receivable, and inventory as well as decreases in accounts payable and income tax payable balances as compared to fiscal 2002. Cash used in investing activities totaled $1.2 million for fiscal 2003 compared to $1.1 million for fiscal 2002. Cash provided by financing activities amounted to $0.2 million in 2003 compared to cash used for financing activities of $5.1 million in 2002. This decrease in the use of cash is due to a decrease in the number of shares of our common stock purchased on the open market during fiscal 2002 offset by proceeds from the issuance of common stock in fiscal 2003 pursuant to the exercise of stock options and warrants.

In 1998, we issued eight-year, 9.75% subordinated term notes to three investors in the aggregate amount of $3,700,000, secured by the assets of Candela. The notes were due in October 2006, and required quarterly interest payments. We were required to make mandatory quarterly principal payments of $185,000, along with any unpaid interest, beginning on January 31, 2002.

The notes permitted early repayment with a decreasing early redemption premium amount through October 31, 2004. We repaid the entire debt evidenced by the debt on November 8, 2002. As a result of the early repayment we incurred a one-time charge evidenced by the notes of $677,302 during the three-month period ended December 28, 2002. This charge represents the unamortized balance of the fair value of common stock warrants issued in conjunction with the original debt issuance ($440,502) and the early redemption premium. The cash paid was calculated as follows:

Outstanding principal balance	$2,960,000
Early redemption premium	236,800
Interest for the period October 1, 2002 to November 8, 2002	30,463
Total	$3,227,263

During the fiscal year ended June 28, 2003, two of the warrant holders exercised warrants resulting in the issuance of 435,000 shares of common stock and an increase in our cash balance of $1,157,600.

Outstanding contractual obligations of the Company are reflected in the following table:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(in thousands)		
Operating leases	$5,387	$1,379	$2,766	$1,169	$73
Total contractual cash obligations	$5,387	$1,379	$2,766	$1,169	$73

We also maintain a renewable $10,000,000 revolving credit agreement with a major bank with interest at the bank's base rate or LIBOR plus 2.25 percent. Any borrowings outstanding under the line of credit are due on demand or according to a payment schedule established at the time funds are borrowed. The line of credit is unsecured. The agreement contains restrictive covenants limiting the establishment of new liens, and the purchase of margin stock. No amounts were outstanding under the line of credit as of June 28, 2003.

As discussed in Note 14 to the financial statements, on September 24, 2003, we initiated a plan to close our only remaining skin care center in Boston, Massachusetts. As a result, in the fiscal quarter ended September 27, 2003 we will record a $2,278,000 charge for the accrual of $3,000,000 of future occupancy costs and $350,000 of severance obligations and other related costs of closure, net of anticipated tax benefits of $1,072,000.

We believe that cash balances will be sufficient to meet anticipated cash requirements. However, we cannot be sure that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all, as it becomes required.

Cautionary Statements

This Annual Report on Form 10-K contains forward-looking statements including, without limitation, statements concerning the future of the industry, product development, business strategy (including the possibility of future acquisitions), anticipated operational and capital expenditure levels, continued acceptance and growth of our products, and dependence on significant customers and suppliers. This Annual Report on Form 10-K contains forward-looking statements that we have made based on our current expectations, estimates and projections about our industry, operations, and prospects, not historical facts. We have made these forward-looking statements pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, and may contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the cautionary statements in this Annual Report on Form 10-K. The cautionary statements noted below and other factors noted throughout this Annual Report on Form 10-K could cause our actual results to differ significantly from those contained in any forward-looking statement. We may not update or publicly release the results of these forward-looking statements to reflect events or circumstances after the date hereof.

Because we derive more than half of our revenue from international sales, including approximately twenty-nine percent of our revenue from Japan and the Asia-Pacific marketplace in fiscal 2003, we are susceptible to currency fluctuations, negative economic changes taking place in Japan and the Asia-Pacific marketplace, and other risks associated with conducting business overseas.

We sell more than half of our products and services outside the U.S. and Canada. International sales, consisting of sales from our subsidiaries in Germany, Spain, France and Japan, and sales shipped directly to international locations from the U.S., accounted for 51% of our revenue for fiscal year 2003, and we expect that they will continue to be significant. As a result, a major part of our revenues and operating results could be adversely affected by risks associated with international sales. In particular, significant fluctuations in the exchange rates between the U.S. dollar and foreign currencies could cause us to lower our prices and thus reduce our profitability, or could cause prospective customers to push out orders to later dates because of the increased relative cost of our products in the aftermath of a currency devaluation or currency fluctuation. Other risks associated with international sales that we currently face or have faced in the past include:

- longer payment cycles common in foreign markets
- failure to obtain or significant delays in obtaining necessary import or foreign regulatory approvals for our products
- difficulties in staffing and managing our foreign operations.

The failure to obtain Alexandrite rods for the GentleLASE from our sole supplier would impair our ability to manufacture and sell GentleLASE.

We use Alexandrite rods to manufacture the GentleLASE, which accounts for a significant portion of our total revenues. We depend exclusively on Litton Airtron Synoptics to supply these rods, for which no alternative supplier meeting our quality standards exists. We cannot be certain that Litton will be able to meet our future requirements at current prices or at all. To date, we have been able to obtain adequate supplies of Alexandrite rods in a timely manner, but any extended interruption in our supplies could hurt our results.

Disappointing quarterly revenue or operating results could cause the price of our common stock to fall.

Our quarterly revenue and operating results are difficult to predict and may swing sharply from quarter to quarter. Historically, our first fiscal quarter has typically had the least amount of revenue in any quarter of our fiscal year. The results of the first quarter are directly impacted by the seasonality of the purchasing cycle.

If our quarterly revenue or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. Our quarterly revenue is difficult to forecast for many reasons, some of which are outside of our control, including the following:

Market Supply and Demand

- potential increases in the level and intensity of price competition between our competitors and us
- potential decrease in demand for our products
- possible delays in market acceptance of our new products.

Customer Behavior

- changes in or extensions of our customers' budgeting and purchasing cycles
- changes in the timing of product sales in anticipation of new product introductions or enhancements by us or our competitors.

Company Operations

- absence of significant product backlogs
- our effectiveness in our manufacturing process
- unsatisfactory performance of our distribution channels, service providers, or customer support organizations
- timing of any acquisitions and related costs.

The cost of closing our remaining skin care center may be higher than management has estimated to date, and higher actual costs would negatively impact our operating results.

We have renewed our commitment to expand and diversify our core cosmetic and surgical laser equipment business. As part of this refocus, we decided to reduce our focus on our efforts to own and operate centers which would offer cosmetic laser treatments utilizing our equipment, along with providing other cosmetic services traditionally offered by high-end spas. We have established a reserve to accrue for the anticipated costs of terminating our spas and skin care centers in Scottsdale, Arizona and Boston, Massachusetts. During fiscal 2002, we were able to secure a sub-lease of our Scottsdale facility and consequently reversed a portion of the reserve relating to such facility to account for future lease payments being made by the sub-lessee. As discussed in Note 14 to the financial statements we have established a reserve relating to the closing of the spa in Boston.

Our failure to respond to rapid changes in technology and intense competition in the laser industry could make our lasers obsolete.

The aesthetic and cosmetic laser equipment industry is subject to rapid and substantial technological development and product innovations. To be successful, we must be responsive to new developments in laser technology and new applications of existing technology. Our financial condition and operating results could be hurt if our products fail to compete favorably in response to such technological developments, or we are not agile in responding to competitors' new product introductions or product price reductions. In addition, we compete against numerous companies offering products similar to ours, some of which have greater financial, marketing, and technical resources than we do. We cannot be sure that we will be able to compete successfully with these companies and our failure to do so could hurt our business, financial condition, and results of operations.

Like other companies in our industry, we are subject to a regulatory review process and our failure to receive necessary government clearances or approvals could affect our ability to sell our products and remain competitive.

The types of medical devices that we seek to market in the U.S. generally must receive either "510(k) clearance" or "PMA approval" in advance from the U.S. Food and Drug Administration (FDA) pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA's 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly and uncertain and generally takes from one to three years or even longer. To date, the FDA has deemed our products eligible for the 510(k) clearance process. We believe that most of our products in development will receive similar treatment. However, we cannot be sure that the FDA will not impose the more burdensome PMA approval process upon one or more of our future products, nor can we be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market.

Many foreign countries in which we market or may market our products have regulatory bodies and restrictions similar to those of the FDA. Particularly, for example, we are awaiting Ministry of Health approval in Japan for the sale of the Vbeam. We cannot be certain that we will be able to obtain (or continue to obtain) any such government approvals or successfully comply with any such foreign regulations in a timely and cost-effective manner, if at all, and our failure to do so could adversely affect our ability to sell our products.

We have modified some of our products without FDA clearance. The FDA could retroactively decide the modifications were improper and require us to cease marketing and/or recall the modified products.

Any modification to one of our 510(k) cleared devices that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance. The FDA requires every manufacturer to make this determination in the first instance, but the FDA can review any such decision. We have modified some of our marketed devices, but we believe that new 510(k) clearances are not required. We cannot be certain that the FDA would agree with any of our decisions not to seek 510(k) clearance. If the FDA requires us to seek 510(k) clearance for any modification, we also may be required to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance.

Achieving complete compliance with FDA regulations is difficult, and if we fail to comply, we could be subject to FDA enforcement action.

We are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. The FDA's regulatory scheme is complex, especially the Quality System Regulation ("QSR"), which requires manufacturers to follow elaborate design, testing, control, documentation, and other quality assurance procedures. This complexity makes complete compliance difficult to achieve. Also, the determination as to whether a QSR violation has occurred is often subjective. If the FDA finds that we have failed to comply with the QSR or other applicable requirements, the agency can institute a wide variety of enforcement actions, including a public warning letter or other stronger remedies, such as:

- fines, injunctions, and civil penalties against us
- recall or seizure of our products
- operating restrictions, partial suspension, or total shutdown of our production
- refusing our requests for 510(k) clearance or PMA approval of new products
- withdrawing product approvals already granted
- criminal prosecution

Claims by others that our products infringe their patents or other intellectual property rights could prevent us from manufacturing and selling some of our products or require us to incur substantial costs from litigation or development of non-infringing technology.

Our industry has been characterized by frequent litigation regarding patent and other intellectual property rights. Patent applications are maintained in secrecy in the U.S. until such patents are issued and are maintained in secrecy for a period of time outside the U.S. Accordingly, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications of others. Any claims of patent infringement would be time-consuming and could:

- result in costly litigation
- divert our technical and management personnel
- cause product shipment delays
- require us to develop non-infringing technology
- require us to enter into royalty or licensing agreements.

Although patent and intellectual property disputes in the laser industry have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and often require the payment of ongoing royalties, which could hurt our gross margins. In addition, we cannot be sure that the necessary licenses would be available to us on satisfactory terms, or that we could redesign our products or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from manufacturing and selling some of our products, which could hurt our business, results of operations, and financial condition. On the other hand, we may have to start costly and time consuming litigation in order to enforce our patents, to protect trade secrets, and know-how owned by us or to determine the enforceability, scope, and validity of the proprietary rights of others.

We could incur substantial costs as a result of product liability claims.

There are various risks of physical injury to the patient when using our lasers for aesthetic and cosmetic treatments. Injuries often result in product liability or other claims being brought against the practitioner utilizing the device and us. The costs and management time we would have to spend in defending or settling any such claims, or the payment of any award in connection with such claims, could hurt our business, results of operations, and financial condition. Although we maintain product liability insurance, we cannot be certain that our policy will provide sufficient coverage for any claim or claims that may arise, or that we will be able to maintain such insurance coverage on favorable economic terms.

We may be unable to attract and retain management and other personnel we need to succeed.

The loss of any of our senior management or other key research, development, sales, and marketing personnel, particularly if lost to competitors, could hurt our future operating results. Our future success will depend in large part upon our ability to attract, retain, and motivate highly skilled employees. We cannot be certain that we will attract, retain, and motivate sufficient numbers of such personnel.

Our failure to manage future acquisitions and joint ventures effectively may divert management attention from our core business and cause us to incur additional debt, liabilities or costs.

We may acquire businesses, products, and technologies that complement or expand our business. We may also consider joint ventures and other collaborative projects. We may not be able to:

- identify appropriate acquisition or joint venture candidates
- successfully negotiate, finance, or integrate any businesses, products, or technologies that we acquire
- successfully manage any joint ventures or collaborations.

Furthermore, the integration of any acquisition or joint venture may divert management time and resources. If we fail to manage these acquisitions or joint ventures effectively, we may incur debts or other liabilities or costs which could harm our operating results or financial condition. While we from time to time evaluate potential acquisitions of businesses, products, and technologies, consider joint ventures and other collaborative projects, and anticipate continuing to make these evaluations, we have no present understandings, commitments, or agreements with respect to any acquisitions or joint ventures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As of June 28, 2003, our cash and certain debt are exposed to interest rate risk. We are exposed to foreign currency risk due to accounts receivable from our foreign subsidiaries.

We have cash equivalents that primarily consist of commercial paper, overnight repurchase agreements and money market accounts. We believe that any near term changes in interest rates will be immaterial to any potential losses in future earnings, cash flow and fair values.

On November 8, 2002, we paid in full the outstanding principal and accrued interest of our 9.75% subordinated notes (the "Notes") totaling $2,990,463 plus an early redemption premium of $236,800. As a result of the payment, we will have no future principal or interest payments relating to the Notes.

Candela has foreign subsidiaries in Japan, Spain, France and Germany and is exposed to movements in the exchange rate between the Euro, Japanese Yen and the U.S. Dollar. Sales from the

United States direct to customers or distributors in foreign countries are invoiced in U.S. dollars and are not exposed to foreign currency risk. From time to time, we enter into foreign currency exchange and option contracts to reduce the exposure associated with current transactions and anticipated transactions denominated in foreign currencies. However, we do not engage in foreign currency speculation. On June 28, 2003, we did not hold any open foreign currency contracts.

On June 28, 2003 the Euro closed at 0.875 Euro to 1.00 U.S Dollar compared to 1.008 Euro to 1.00 U.S. Dollar on June 29, 2002. The Japanese Yen closed at 119.61 Yen to 1.00 U.S. Dollar on June 28, 2003 compared to 119.49 Yen to 1.00 U.S. Dollar on June 29, 2002. Net exchange losses resulting from foreign currency translations amounted to $56,241 for fiscal 2003.

At June 28, 2003 and June 29, 2002, a hypothetical 10% adverse change in foreign exchange rates would result in a translation gains of $18,000 and $135,000 respectively that would be recorded in the equity section of our balance sheet.

At June 28, 2003 and June 29, 2002, a hypothetical 10% adverse change in foreign exchange rates would result in a net transaction loss of $6,000 and a net transaction gain of $73,000, respectively that would be recorded in current earnings.

Item 8. Financial Statements and Supplementary Data.

Financial statements and supplementary data are included herein and are indexed under Item 15 (a) (1)-(2).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

During 2003, we began the implementation of a new accounting software system. As a result of complications associated with the implementation of this system and the transition from our prior system, we delayed the issuance of our detailed earnings release and quarterly conference call for the quarter ended June 28, 2003 beyond our internally scheduled target dates for the same. The implementation issues we experienced did not have a material affect on our ability to prepare our financial statements or to report, in a timely manner, material information required to be included in our periodic filings with the Securities and Exchange Commission. We believe we have taken the steps necessary to prevent such issues from occurring in the future.

As of June 28, 2003, our Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) and 15d-15(b). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring the reporting of material information required to be included in our periodic filings with the Securities and Exchange Commission.

There were no changes in our internal controls over financial reporting during the fourth fiscal quarter that have affected, or are reasonably likely to affect, our internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers.

The current directors and executive officers of the Company are as follows:

Name	Age	Position
Gerard E. Puorro	56	President, Chief Executive Officer and Director
Kenneth D. Roberts	70	Chairman of the Board of Directors
Douglas W. Scott	56	Director
Nancy Nager, RN, BSN, MSN	52	Director
Ben Bailey, III	54	Director
George Abe	42	Director
Dr. James Hsia	57	Director
F. Paul Broyer	54	Senior Vice President, Finance and Administration, and Chief Financial Officer
Dennis S. Herman	53	Vice President, North American Sales
William H. McGrail	42	Senior Vice President, Development and Operations
Toshio Mori	52	Vice President, President of Candela KK
Robert J. Wilber	45	Vice President, European Operations
Dr. Kathleen McMillan	47	Vice President, Research
Darrell W. Simino	61	Treasurer, Corporate Controller

Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors are duly elected and qualified, subject to earlier removal by the Board of Directors. There are no family relationships among any of the executive officers or directors of the Company.

Mr. Puorro was appointed a Director of the Company in September 1991. Mr. Puorro has been President and Chief Executive Officer of the Company since April 1993. From April 1989 until April 1993, he was Senior Vice President and Chief Financial Officer of the Company. He was elected Chief Operating Officer in December 1992. Prior to joining the Company, he was Vice President and Controller at Massachusetts Computer Corporation.

Mr. Roberts has been a Director of the Company since August 1989 and Chairman of the Board of Directors since November 1991. From November 1992 to June 1995, Mr. Roberts was employed on a part-time basis as Vice President and Chief Financial Officer of Foster Miller, Inc., an engineering services company. Since December 1988, he has been an independent management consultant. From July 1986 to December 1988, Mr. Roberts was Vice President, Treasurer and Chief Financial Officer of Massachusetts Computer Corporation, a manufacturer of micro-supercomputers. Prior to that time and for many years, he was Senior Vice President and Treasurer of Dynatech Corporation (now named Acterna Corporation), a provider of diversified high technology products and services.

Mr. Scott has been a Director of the Company since September 1991. Since 1985, Mr. Scott has been a partner with Phildius, Kenyon & Scott, a health care consulting and investment firm. Mr. Scott is currently President, Chief Operating Officer, and a Director of Avitar, Inc., a publicly held health care company. Mr. Scott also served as Chief Executive Officer of Avitar from December 1989 through April 1991.

Ms. Nager was appointed a Director of the Company in February 1999. From 1990 until the present, Ms. Nager has been the Principal and CEO of Specialized Health Management, Inc., a privately held behavioral health care corporation. Ms. Nager also founded and directs Specialized HomeCare, Inc., Specialized Billing Services, Inc. and Seniorlink, an information, referral and resource corporation. Prior to that, Ms. Nager was the Chief Operating Officer of Charles River Hospital, a private psychiatric facility in Wellesley, Massachusetts, where she previously held a number of positions in nursing and administration from 1976 through 1990. Ms. Nager also provided corporate consulting to the hospital's parent company Community Care Systems, Inc. from 1990 through 1992.

Mr. Bailey has been a Director of the Company since January 2003. From 1985 to the present, Mr. Bailey has been a Vice President of Massachusetts Capital Resource Company, a source of risk capital for Massachusetts businesses. Prior to that, he was a Vice President with the High Technology Lending Group at Bank of Boston, where he was employed from 1976 to 1985. From 1974 to 1976, he was employed at Chemical Bank in New York. He is a member of the New England Venture Capital Association and the Small Business Association of New England, and served on the National Science Foundation's Advisory Committee for Small Business Industrial Innovation (SBIR) from 1995 to 2001.

Mr. Abe was appointed a Director of the Company in January 2003. Since June 2003, Mr. Abe is President and CEO of Cambridge Research and Instrumentation (CRi), a provider of multi spectral imaging solutions for life science and medical research. From February 2002 to June 2003 he was a vice president of CRi. From May 1997 to November 2002, Mr. Abe held Vice President positions in Strategy, Development, and Marketing with GTE and subsequently Genuity. Prior to that, Mr. Abe held several technical and management positions with BBN Corp, a high technology and services company.

Dr. Hsia was appointed a Director of the Company in March 2003. From July 2000 to January 2003, he was President and Co-Founder of Lasersharp Corporation. Prior to that, for fifteen years, Dr. Hsia was Candela's Senior Vice President of Research and Development. Dr. Hsia possesses twenty-five years of experience in photonics product development and medical devices. Dr. Hsia holds a B.S. in Physics, an M.S. and a Ph.D. in Nuclear Engineering from MIT, specializing in plasma physics and controlled fusion.

Mr. Broyer was appointed Senior Vice President, Finance and Administration, Chief Financial Officer, and Treasurer in July 1998. Mr. Broyer joined the Company in October 1996 as Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Broyer held the position of Vice President Finance at Integrated Genetics from 1994 to 1996. From 1987 until 1994, Mr. Broyer was Corporate Controller for Laserdata, Inc. and held earlier positions with Avatar Technologies and Data General Corporation.

Mr. Herman was appointed Vice President, North American Sales in October 2001. Mr. Herman joined the Company in February 1999 as Eastern Regional Sales Manager. Prior to joining the Company, Mr. Herman held the position of Vice President of Sales at Palomar Medical Technologies, a medical device company, from 1997 to 1998. From 1991 until 1997, Mr. Herman was National Sales Manager of Spectrum Medical Technologies that was later acquired by Palomar Medical Technologies.

Mr. McGrail was named Senior Vice President, Development and Operations in February 2003. Previously, Mr. McGrail served in the position of Vice President, Development and Operations since May 2000 and Vice President of Development Engineering since July 1998. Mr. McGrail also served in the position of Director of Engineering since August 1994. From 1987 to 1992, he held the positions of Senior Software Engineer and Software Design Engineer. Prior to joining Candela, Mr. McGrail was employed with Raytheon Corporation.

Mr. Mori was named Vice President, President of Candela KK in July 1998, after serving as President and Representative Director of Candela KK since September 1996. Previously, Mr. Mori held the positions of Director of Candela KK from September 1992 to September 1996, and General Manager from September 1989 to September 1992. From 1976 to 1989, he was employed by Sansui Electric Co. Ltd. in Tokyo.

Mr. Wilber was appointed Vice President, European Operations in February 1999, after serving as Vice President, Worldwide Service since August 1997. Previously, Mr. Wilber held the position of Director of Worldwide Service from October 1993 to August 1997. He has been with the Company since September of 1989 and was previously a Finance Group Director. From 1989 to 1992 Mr. Wilber held the positions of International Accounting Manager, Customer Service Manager, and Director of Financial Planning and Analysis. Prior to joining the Company, Mr. Wilber held positions at Sony Corporation of America, Massachusetts Computer Corporation, and National Semiconductor/Data Terminal Systems.

Dr. McMillan was appointed Vice President, Research in February 2001, after serving for seven years as Director of Bioscience for Candela's Research Department. Dr. McMillan's experience includes three years as Director of the Otolaryngology Research Center at New England Medical Center, and a position as Assistant Professor of Otolaryngology at Tufts University School of Medicine in Boston, Massachusetts.

Mr. Simino was appointed Treasurer in September 2000, and has held the position of Corporate Controller, since November 1999. Mr. Simino joined the Company in July 1996 as Manager, Financial Reporting. Prior to joining the Company, Mr. Simino held the position of Controller of The Lance Corporation from 1979 to 1996. From 1973 to 1979, Mr. Simino was a Division Controller for Helix Technology Corporation.

Pursuant to Item 407 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350) the board of directors has determined that Mr. Roberts and Mr. Bailey meet the requirements of audit committee financial experts and are also independent board member as described therein.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (the "SEC"). Such persons ("Reporting Persons") are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based on its review of the copies of such filings, if any, and written representations from certain Reporting Persons received by it with respect to the fiscal year ended June 28, 2003 the Company believes that all Reporting Persons complied with all Section 16(a) filing requirements in the fiscal year ended June 28, 2003 other than Mr. Herman whose Form 4 reporting a single transaction was filed late by two days on one occasion.

Item 11. Executive Compensation.

The following table sets forth certain information with respect to the compensation paid or accrued by the Company for services rendered to the Company, in all capacities, for the fiscal year ended June 28, 2003 by its Chief Executive Officer (the "CEO") and the four other most highly paid executive officers of the Company, in each case whose total salary and bonus exceeded $100,000 during the fiscal year ended June 28, 2003 (collectively, the "Named Executive Officers").

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION(1) SALARY($)	BONUS($)	LONG-TERM COMPENSATION SECURITIES UNDERLYING OPTIONS/ SARS(#)	ALL OTHER COMPENSATION ($)
Gerard E. Puorro	2003	282,115	225,170(7)	40,000	10,225(3)
Chief Executive Officer,	2002	292,193	—(7)	—	7,047(3)
President and Director	2001	280,077	38,941(7)	80,000	5,705(3)
Dennis Herman	2003	503,232	—	20,000	5,575(4)
Vice President,	2002	275,868	—	20,000	1,937(4)
North American Sales	2001	165,298	—	—	2,150(4)
F. Paul Broyer					
Sr. Vice President,	2003	162,353	130,115(7)	20,000	7,917(5)
Finance & Administration,	2002	166,061	—	—	6,882(5)
Chief Financial Officer	2001	150,640	21,785(7)	40,000	6,155(5)
William McGrail	2003	167,316	130,115(7)	20,000	9,425(6)
Sr. Vice President,	2002	168,088	—	—	3,491(6)
Development & Operations	2001	152,255	21,785(7)	40,000	3,531(6)
Toshio Mori	2003	214,005	33,910(7)	20,000	—
Vice President,	2002	228,062	29,413(7)	—	—
President of Candela KK	2001	229,630	47,390(7)	15,000	—

(1) Excludes perquisites and other personal benefits, the aggregate annual amount of which for each officer was less than the lesser of $50,000 or 10% of the total salary and bonus reported for the named executive officer.

(2) The Company did not grant any restricted stock awards or stock appreciation rights ("SARs") or make any long-term incentive plan pay-outs during the fiscal years ended June 28, 2003, June 29, 2002 or June 30, 2001.

(3) For fiscal 2003, includes $4,232 in matching contributions by the Company pursuant to the Company's 401(k) Plan, $1,368 in life insurance premiums paid by the Company for the benefit of Mr. Puorro, and $4,625 for a Company provided automobile. For fiscal 2002, includes $3,771 in matching contributions by the Company pursuant to the Company's 401(k) Plan, $1,570 in life insurance premiums paid by the Company for the benefit of Mr. Puorro, and $1,706 for a Company provided automobile. For fiscal 2001, includes $3,776 in matching contributions by the Company pursuant to the Company's 401(k) Plan, $1,369 in life insurance premiums paid by the Company for the benefit of Mr. Puorro, and $560 for a Company provided automobile.

(4) For fiscal 2003, includes $1,721 in matching contributions by the Company pursuant to the Company's 401(k) Plan, $2,404 in life insurance premiums paid by the Company for the benefit of Mr. Herman, and $1,450 for a Company provided automobile. For fiscal 2002, includes $1,550 in matching contributions by the Company pursuant to the Company's 401(k) Plan and $387 for a Company provided automobile. For fiscal 2001, includes $1,850 in matching contributions by the Company pursuant to the Company's 401(k) Plan and $300 for a Company provided automobile.

(5) For fiscal 2003, includes $2,785 in matching contributions by the Company pursuant to the Company's 401(k) Plan and $257 in life insurance premiums paid by the Company for the benefit

of Mr. Broyer and $4,875 for a Company provided automobile. For fiscal 2002, includes $3,564 in matching contributions by the Company pursuant to the Company's 401(k) Plan and $312 in life insurance premiums paid by the Company for the benefit of Mr. Broyer and $3,006 for a Company provided automobile. For fiscal 2001, includes $3,321 in matching contributions by the Company pursuant to the Company's 401(k) Plan and $193 in life insurance premiums paid by the Company for the benefit of Mr. Broyer and $2,640 for a Company provided automobile.

(6) For fiscal 2003, includes $3,180 in matching contributions by the Company pursuant to the Company's 401(k) Plan, $120 in life insurance premiums paid by the Company for the benefit of Mr. McGrail, and $6,125 for a Company provided automobile. For fiscal 2002, includes $2,323 in matching contributions by the Company pursuant to the Company's 401(k) Plan, $144 in life insurance premiums paid by the Company for the benefit of Mr. McGrail, and $1,024 for a Company provided automobile. For fiscal 2001, includes $2,759 in matching contributions by the Company pursuant to the Company's 401(k) Plan and $212 in life insurance premiums paid by the Company for the benefit of Mr. McGrail and $560 for a Company provided automobile.

(7) Incentive bonus approved by the Board of Directors, based on Company results for the fiscal year.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Prices Appreciation for Options	
Name	**Number of Securities Underlying Options Granted**	**Percent of Total Options/ Granted to Employees in Fiscal Year**	**Exercise of Base Price ($/Share)**	**Expiration Date**	**5%**	**10%**
Gerard Puorro	40,000	8.81%	$9.34	4/29/13	$234,955.03	$595,422.18
Dennis Herman	20,000	4.40%	$9.34	4/29/13	$117,477.52	$297,711.09
F. Paul Broyer	20,000	4.40%	$9.34	4/29/13	$117,477.52	$297,711.09
William McGrail	20,000	4.40%	$9.34	4/29/13	$117,477.52	$297,711.09
Toshio Mori	20,000	4.40%	$9.34	4/29/13	$117,477.52	$297,711.09

Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the Company's Common Stock, as the case may be, over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Company's Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

Option Exercises and Fiscal Year End Values

The following table sets forth information with respect to options to purchase the Company's Common Stock granted under the 1989 Stock Plan and 1998 Stock Plan including (i) the number of shares purchased upon exercise of options in the most recent fiscal year, (ii) the net value realized upon such exercise, (iii) the number of unexercised options outstanding at June 28, 2003, and (iv) the value of such unexercised options at June 28, 2003:

NAME	SHARES ACQUIRED EXERCISE (#)	VALUE REALIZED ($)(1)	NUMBER OF UNEXERCISED OPTIONS AT JUNE 28, 2003 (#)		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT JUNE 28, 2003 ($)(2)	
			EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Gerard Puorro . . .	45,791	$152,492	102,500	47,500	$346,880	$ 73,600
Dennis Herman . .	0	$ 0	14,013	35,000	$ 78,492	$129,650
F. Paul Broyer . . .	64,375	$344,993	22,500	27,500	$ 0	$ 36,800
William McGrail . .	20,712	$136,474	62,500	27,500	$173,440	$ 36,800
Toshio Mori	23,625	$135,378	0	27,500	$ 0	$ 65,338

(1) Named Executive Officers will receive cash only if and when they sell the securities issued upon exercise of the options and the amount of cash received by such individuals is dependent on the value of such securities at the time of such sale, if any.

(2) Value is based on the difference between option grant price and the fair market value at 2003 fiscal year end ($11.18 per share as quoted on the NASDAQ Stock Market at the close of trading on June 27, 2003) multiplied by the number of shares underlying the option.

Director Compensation

Directors who are not employees of the Company receive an annual retainer of $4,000 and a fee of $1,000 per regularly scheduled meeting of the Board of Directors. Directors are also reimbursed for out-of-pocket expenses incurred in connection with the performance of their duties as a director.

On May 10, 1990, the Board of Directors of the Company adopted the 1990 Non-Employee Director Stock Option Plan, which was approved by the Company's stockholders on November 13, 1990. The 1990 Non-Employee Director Stock Option Plan provides for the issuance of options for the purchase of up to 90,000 shares of the Company's Common Stock. Under this plan, each member of the Company's Board of Directors who is neither an employee nor officer of the Company receives a one-time grant of an option to purchase 15,000 shares of Common Stock at an exercise price equal to the fair market value on the date of grant. The options generally become exercisable in equal amounts over a period of four years from the date of grant, expire seven years after the date of grant and are nontransferable. Options for the purchase of 99,750 shares have been granted, including cancellations and re-grants, at a range of exercise prices from $2.17 to $9.67 per share. Upon stockholder approval of the 1993 Non-Employee Director Stock Option Plan, the Board of Directors terminated the granting of options under the 1990 Non-Employee Director Stock Option Plan.

On June 2, 1993, the Board of Directors of the Company adopted the 1993 Non-Employee Director Stock Option Plan, which was approved by the Company's stockholders on November 18, 1993. The 1993 Non-Employee Director Plan provides for the issuance of options for the purchase of up to 120,000 shares of the Company's Common Stock. Under this Plan, each member of the Company's Board of Directors who is neither an employee nor an officer of the Company receives a onetime grant of an option to purchase 15,000 shares of Common Stock at an exercise price equal to the fair market value on the date of grant. The options generally become exercisable in equal amounts over a period of two years from the date of grant, expire ten years after the date of grant and are nontransferable. To date, options for the purchase of 120,000 shares have been granted at exercise prices ranging from $1.083 to $5.375 per share.

On August 14, 1997, Non-Qualified Options to purchase 15,000 shares of the Company's Common Stock were granted to each of Kenneth D. Roberts and Douglas W. Scott at an exercise price of $3.125 per share, such price being the market price of the Common Stock on the date of the grant. These Non-Qualified Options were granted pursuant to the Company's 1989 Stock Plan (the "Plan") and vest in equal 50% amounts on each of the first and second anniversaries of the date of the grant, provided that each such optionee continues to serve as a director of the Company on such anniversary date.

On September 30, 1998, Non-Qualified Options to purchase 7,500 shares of our common stock were granted to each of Kenneth D. Roberts and Douglas W. Scott at an exercise price of $2.42 per share, such price being the market price of the common stock on the date of the grant. These Non-Qualified Options were granted outside of a plan and vest in equal 50% amounts on each of the first and second anniversaries of the date of the grant, provided that each such optionee continues to serve as a director of Candela on such anniversary date.

On January 12, 1999, Non-Qualified Options to purchase 7,500 shares of our common stock were granted to each of Kenneth D. Roberts and Douglas W. Scott, at an exercise price of $4.66 per share, such price being the market price of the common stock on the date of the grant. These Non-Qualified Options were granted pursuant to our 1998 Stock Plan and are fully vested.

On January 25, 2001, Non-Qualified Options to purchase 15,000 shares of our common stock were granted to each of Kenneth D. Roberts, Douglas W. Scott and Nancy Nager, at an exercise price of $6.656 per share, such price being the market price of the common stock on the date of the grant. These Non-Qualified Options were granted pursuant to our 1998 Stock Plan and vest in equal 50% amounts on each of the first and second anniversaries of the date of the grant, provided that each such optionee continues to serve as a director of Candela on such anniversary date.

On January 27, 2003, Non-Qualified Options to purchase 15,000 shares of our common stock were granted to each of Kenneth D. Roberts, Douglas W. Scott, Nancy Nager and Ben Bailey at $6.30 per share. On January 30, 2003, Non-Qualified Options to purchase 15,000 shares of our common stock were granted to George Abe at an exercise price of $6.50 per share. These prices were the market price of the common stock on the last trading day prior to the date of each grant. The Non-Qualified Options to Mr. Abe and Mr. Bailey were granted pursuant to our 1993 Non-Employee Director Stock Option Plan and vest in equal 50% amounts on each of the first and second anniversaries of the date of the grant, provided that each such optionee continues to serve as a director of Candela on such anniversary date. The Non-Qualified Options to Mr. Roberts, Mr. Scott and Ms. Nager were granted pursuant to our 1998 Stock Plan and vest in equal 50% amounts on each of the first and second anniversaries of the date of the grant, provided that each such optionee continues to serve as a director of Candela on such anniversary date.

Employment Agreements

Candela has entered into severance agreements with each of Messrs. Puorro, Broyer, Wilber, McGrail and Simino. Under our agreements with Messrs. Broyer, Wilber, McGrail and Simino, Candela has agreed to continue payment of their respective base annual salaries over twelve months in the event that their services for Candela are terminated for any reason except for cause or such individuals' resignation. Under our agreement with Mr. Puorro, in the event that his employment is terminated for any reason, at either his election or Candela's election, other than for just cause, he will be entitled to receive severance payments equal to his base annual salary for twelve months and then 50% of his base annual salary for an additional twelve months. Each of the above named individuals is subject to nonsolicitation and noncompetition provisions for the period during which he receives severance payments. Upon a change-in-control, options held by executive officers will fully vest.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, Mr. Scott, Mr. Abe and Dr. Hsia served on the Compensation Committee, none of whom are currently employed by Candela. Mr. Hsia was formerly an officer of Candela. No person who served on the Compensation Committee had any relationship requiring disclosure under Item 404 of Regulation S-K.

Compensation Committee Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation Committee, which consisted of Mr. Scott, Mr. Abe and Dr. Hsia at the end of fiscal 2003. All three members of the Compensation Committee are non-employee directors. Pursuant to the authority delegated by the Board of Directors, the Compensation Committee each year sets the compensation of the Chief Executive Officer and reviews and approves the compensation of all other senior officers, including approval of annual salaries and bonuses as well as the grant of stock options to officers and employees.

Compensation Philosophy

An important goal of the Company is to attract and retain qualified executives in a competitive industry. To achieve this goal, the Compensation Committee applies the philosophy that compensation of executive officers, specifically including that of the Chief Executive Officer and President, should be linked to revenue growth, operating results and earnings per share performance.

Under the supervision of the Compensation Committee, the Company has developed and implemented compensation policies. The Compensation Committee's executive compensation policies are designed to (i) enhance profitability of the Company and stockholder value, (ii) integrate compensation with the Company's annual and long-term performance goals, (iii) reward corporate performance, (iv) recognize individual initiative, achievement and hard work, and (v) assist the Company in attracting and retaining qualified executive officers. Currently, compensation under the executive compensation program is comprised of cash compensation in the form of annual base salary, bonus, and long-term incentive compensation in the form of stock options.

Base Salary

In setting cash compensation for the Chief Executive Officer and reviewing and approving the cash compensation for all other officers, the Compensation Committee reviews salaries annually. The Compensation Committee's policy is to fix base salaries at levels comparable to the amounts paid to senior executives with comparable qualifications, experience and responsibilities at other companies of similar size and engaged in a similar business to that of the Company. In addition, the base salaries take into account the Company's relative performance as compared to comparable companies.

The salary compensation for the executive officers is based upon their qualifications, experience and responsibilities, as well as the attainment of planned objectives. The Chief Executive Officer and President make recommendations to the Compensation Committee regarding the planned objectives and executive compensation levels. The overall plans and operating performance levels, upon which management compensation is based, are approved by the Compensation Committee on an annual basis. During fiscal 2003, the Chief Executive Officer and President made recommendations to reverse salary reductions that had taken place in 2002, and the Compensation Committee approved restoring to 100% the base salaries for the executive officers. The reduction of salaries in fiscal 2002 reflected cost cutting initiatives implemented to restore the company to profitability, such profitability was achieved in fiscal 2003.

Bonus Compensation

In addition to salary compensation, the Compensation Committee recommended the continuation of the Executive Bonus Plan (the "Plan"), adopted by the Board of Directors in previous fiscal years, whereby senior executives, recommended by the Chief Executive Officer and approved for inclusion in the Plan by the Compensation Committee, receive bonus compensation based on a percentage of base salary. Bonuses paid under the Plan in fiscal 2003 were a percentage of base salary for each executive and were tied to consolidated pre-tax profits. Only executives whose compensation is not tied to specific sales targets were eligible for inclusion in the plan.

Stock Options

The Compensation Committee relies on incentive compensation in the form of stock options to retain and motivate executive officers. Incentive compensation in the form of stock options is designed to provide long-term incentives to executive officers and other employees, to encourage the executive officers and other employees to remain with the Company and to enable them to develop and maintain a stock ownership position in the Company's Common Stock. The Company's 1989 Stock Plan and the 1998 Stock Plan, administered by the Compensation Committee, have been used for the granting of stock options.

Both the 1989 Stock Plan and the 1998 Stock Plan permit the Compensation Committee to administer the granting of stock options to eligible employees, including executive officers. Options generally become exercisable based upon a vesting schedule tied to years of future service to the Company. The value realizable from exercisable options is dependent upon the extent to which the Company's performance is reflected in the market price of the Company's Common Stock at any particular point in time. Equity compensation in the form of stock options is designed to provide long-term incentives to executive officers and other employees. The Compensation Committee approves the granting of options in order to motivate these employees to maximize stockholder value. Vesting for options granted under the plan is determined by the compensation committee at the time of grant and expires after a 10-year period (5 years for 10% or more stockholders), at not less than the fair market value at the date of grant. As a result of this policy, executives and other employees are rewarded economically only to the extent that the stockholders also benefit through stock price appreciation in the market.

Options granted to employees are based on such factors as individual initiative, achievement and performance. In administering grants to executives, the Compensation Committee evaluates each officer's total equity compensation package. The Compensation Committee generally reviews the option holdings of each of the executive officers, including vesting and exercise price and the then current value of such unvested options. The Compensation Committee considers equity compensation to be an integral part of a competitive executive compensation package and an important mechanism to align the interests of management with those of the Company's stockholders. In fiscal year 2003, options to purchase shares of Common Stock were granted to Messrs. Puorro, Broyer, Herman, McGrail, Mori, Wilber, Simino and Dr. McMillan.

Mr. Puorro's Compensation

The cash compensation program for the Chief Executive Officer and the President of the Company is designed to reward performance that enhances stockholder value. The compensation package is comprised of base pay and stock options, which is affected by the Company's revenue growth, market share growth, profitability, and growth in earnings per share. In fiscal year 2003, Mr. Puorro's cash compensation was $507,285 including the executive bonus. The Compensation Committee believes that Mr. Puorro's compensation has been, and is now, comparable to the salary of other Chief Executive Officers in other medical equipment companies, considering the size and rate of profitability of those companies.

The Compensation Committee is satisfied that the executive officers of the Company are dedicated to achieving significant improvements in the long-term financial performance of the Company and that the compensation policies and programs implemented and administered have contributed and will continue to contribute toward achieving this goal.

This report has been submitted by the members of the Compensation Committee:

Douglas W. Scott
George Abe
Dr. James Hsia

Stock Performance Graph

The following graph illustrates a five-year comparison of cumulative total stockholder return among the Company, the S&P 500 Market Index and the Company's "Industry Index." The Company selected an index of companies in the electro-medical equipment industry as its industry group. Accordingly, the Industry Index reflects the performance of all companies that are included in the electro-medical equipment industry with 3845 as their Primary Standard Industrial Classification Code Number. The comparison assumes $100 was invested on June 26, 1998 (the date of the beginning of the Company's fifth preceding fiscal year) in the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG CANDELA CORPORATION, THE S & P 500 INDEX
AND A PEER GROUP



DOLLARS
700
600
500
400
300
200
100
0
6/26/98
7/2/99
7/1/00
6/30/01
6/29/02
6/28/03
CANDELA CORPORATION
S & P 500
PEER GROUP

*100 invested on 6/26/98 in stock or on 6/30/98 in index-including reinvestment of dividends

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth a summary of the equity compensation plans offered by the Company:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,058,961	$7.65	327,899
Equity compensation plans not approved by security holders	—	—	—
Total	1,058,961	$7.65	327,899

The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 17, 2003 by (i) each person known to the Company who beneficially owns 5% or more of the outstanding shares of its Common Stock, (ii) each director or nominee to become a director of the Company, (iii) each executive officer identified in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group:

AMOUNT OF BENEFICIAL OWNERSHIP(1)

Name and Address of Beneficially Owned	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
Gerard E. Puorro(2)	166,082	1.71%
Kenneth D. Roberts(3)	118,500	1.22%
Douglas W. Scott(4)	33,750	*
Nancy Nager, R.N., B.S.N., M.S.N	—	*
Ben Bailey, III(5)	—	*
George Abe	—	*
Dr. James Hsia(6)	37,365	*
Dennis H. Herman(7)	391	*
Toshio Mori	—	*
F. Paul Broyer(8)	25,862	*
William McGrail(9)	62,537	*
All Directors and Executive Officers as a Group (13 Persons)(10)	510,822	5.26%

* Represents less than 1% of the Company's outstanding Common Stock.

(1) Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. Except as otherwise indicated, the address for each beneficial owner is 530 Boston Post Road, Wayland, MA 01778. Pursuant to the rules of the Securities and Exchange Commission the number of shares of Common Stock deemed outstanding includes, for each person or group referred to in the table,

shares issuable pursuant to options held by the respective person or group which may be exercised within the 60-day period following September 17, 2003.

(2) Includes 102,500 shares issuable pursuant to stock options exercisable within the 60-day period following September 17, 2003. Includes 63,582 shares privately owned.

(3) Includes 97,500 shares issuable pursuant to stock options exercisable within the 60-day period following September 17, 2003. Does not include 4,500 shares held by a trust for the benefit of one of Mr. Roberts' children as to which Mr. Roberts disclaims beneficial ownership. Includes 21,000 shares privately owned.

(4) Includes 30,000 shares issuable pursuant to stock options exercisable within the 60-day period following September 17, 2003. Includes 3,750 shares privately owned.

(5) Does not include 360,000 shares owned by Massachusetts Capital Resource Company, where Mr. Bailey is Vice President, as to which Mr. Baily disclaims beneficial ownership

(6) Includes 37,365 shares privately owned.

(7) Includes 391 shares issuable pursuant to stock options exercisable within the 60 day period following September 17, 2003.

(8) Includes 22,500 shares issuable pursuant to stock options exercisable within the 60-day period following September 17, 2003. Includes 3,362 shares privately owned.

(9) Includes 62,500 shares issuable pursuant to stock options exercisable within the 60-day period following September 17, 2003 and 37 shares for which he has shared voting power.

(10) Includes 377,054 shares subject to stock options exercisable within the 60-day following September 17, 2003. Includes 133,738 shares individually owned.

Item 13. Certain Relationships and Related Transactions.

None.

Item 14. Principal Accountant Fees and Services

Disclosure omitted pursuant to SEC Release 33-8183 dated january 28, 2003.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) The following items are filed as part of this report:

(1) *Consolidated Financial Statements:*

(2) *Consolidated Financial Statement Schedules:*

The report of the registrant's independent auditor with respect to the above-listed financial statements and financial statement schedule appears on page F-1 of this report.

All other financial statements and schedules not listed have been omitted since the required information is included in the consolidated financial statements or the notes thereto, or is not applicable, material, or required.

(3) *Exhibits:* Except as otherwise noted, the following documents are incorporated by reference from the Company's Registration Statement on Form S-1 (File Number 333-78339) or filed herewith:

3.1		Certificate of Incorporation, as amended
3.2	‹FN9›	By-laws of the Company, as amended and restated
10.1	‹FN1›	1985 Incentive Stock Option Plan
10.2	‹FN2›	1987 Stock Option Plan
10.2.1	‹FN2›	1989 Stock Plan
10.2.2	‹FN3›	1990 Employee Stock Purchase Plan
10.2.3	‹FN3›	1990 Non-Employee Director Stock Option Plan
10.2.4	‹FN7›	1993 Non-Employee Director Stock Option Plan
10.2.5	‹FN13›	1998 Amended and Restated Stock Plan
10.3	‹FN7›	Lease for premises at 526 Boston Post Road, Wayland, Massachusetts.
10.4	‹FN7›	Lease for premises at 530 Boston Post Road, Wayland, Massachusetts.
10.5	‹FN7›	Patent License Agreement between the Company and Patlex Corporation effective as of July 1, 1988.
10.6	‹FN4›	License Agreement among the Company, Technomed International, Inc. and Technomed International S.A. dated as of December 20, 1990.

10.7	‹FN5›	License Agreement between the Company and Pillco Limited Partnership effective as of October 1, 1991.
10.8	‹FN8›	Distribution Agreement between the Company and Cryogenic Technology Limited, dated October 15, 1993.
10.9	‹FN10›	Asset Purchase Agreement between the Company and Derma-Laser, Limited and Derma-Lase, Inc. dated June 23, 1994.
10.10	‹FN13›	Letter Agreement between the Company and Fleet Bank dated February 13, 1997.
10.10.1	‹FN13›	Amendment to Letter Agreement between the Company and Fleet Bank dated December 15, 1998.
10.12*	‹FN11›	Exclusive License Agreement dated as of February 13,1995 and amended October 15, 1998, by and among the Company and the Regents of the University of California.
10.12.1*	‹FN15›	Settlement Agreement dated August 11, 2000 and among the Company, the Regents of the University of California, and Cool Touch, Inc.
10.13	‹FN12›	Note and Warrant Purchase Agreement, dated as of October 15, 1998 by and among the Company, Massachusetts Capital Resource Company, William D. Witter and Michael D.Witter.
10.13.1	‹FN12›	Form of Note delivered to the Company in the aggregate principal amount of $3,700,000 to Massachusetts Capital Resource Company, William D. Witter and Michael D. Witter.
10.13.2	‹FN12›	Form of Common Stock Purchase Warrant to purchase an aggregate of 370,000 shares of the Company's Common Stock delivered to Massachusetts Capital Resource Company, William D. Witter and Michael D. Witter.
21.1		Subsidiaries of the Company
23.1		Consent of Ernst & Young, LLP, Independent Auditors
31.1		Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2		Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1		Section 1350 Certification of Chief Executive Officer
32.2		Section 1350 Certification of Chief Financial Officer

---

* Confidential treatment as to certain portions has been requested pursuant to Rule 24b-2.

‹FN1› Previously filed as an exhibit to Registration Statement No. 33-54448B and incorporated herein by reference.

‹FN2› Previously filed as an exhibit to the Company's Amended and Restated Annual Report on Form 10-K for the fiscal year ended June 30, 1988 (Commission file number 000-14742), and incorporated herein by reference.

‹FN3› Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990 (Commission file number 000-14742), and incorporated herein by reference.

‹FN4› Previously filed as an exhibit to Form 10-Q for the quarter ended December 29, 1990 (Commission file number 000-14742), and incorporated herein by reference.

‹FN5› Previously filed as an exhibit to Form 10-Q for the quarter ended September 28, 1991 (Commission file number 000-14742), and incorporated herein by reference.

‹FN6› Previously filed as an exhibit to Form 8-K, dated September 8, 1992 (Commission file number 000-14742), and incorporated herein by reference.

‹FN7› Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 1993 (Commission file number 000-14742), and incorporated herein by reference.

‹FN8› Previously filed as an exhibit to Form 10-Q for the quarter ended January 1, 1994 (Commission file number 000-14742), and incorporated herein by reference.

‹FN9› Previously filed as an exhibit to Form 10-Q for the quarter ended April 2, 1994 (Commission file number 000-14742), and incorporated herein by reference.

‹FN10› Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended July 2, 1994 (Commission file number 000-14742), and incorporated herein by reference.

‹FN11› Previously filed as an exhibit to Form 10-Q for the quarter ended March 27, 1999 (Commission file number 000-14742), and incorporated herein for reference.

‹FN12› Previously filed as an exhibit to the Company's Amended and Restated Annual Report on Form 10-K for the fiscal year ended June 27, 1998 (Commission file number 000-14742), and incorporated herein by reference.

‹FN13› Previously filed as Appendix A to the Company's Schedule 14A, Filed December 20, 2002, and incorporated herein by reference.

‹FN14› Previously filed as an exhibit to Form 10-Q for the quarter ended March 31, 2001 (Commission file number 000-14742), and incorporated herein by reference.

‹FN15› Previously filed as an exhibit to Form 10-K for the fiscal year ended July 1, 2000 (Commission file number 000-14742), and incorporated by reference.

(b) Reports on Form 8-K. On April 30, 2003, the Company filed a current report on Form 8-K (including Items 7 and 9) reporting our earnings for the third fiscal quarter ended March 29, 2003.

(c) The Company hereby files, as part of this Form 10-K, the exhibits listed in Item 15(a)(3) above.

(d) The Company hereby files, as part of this Form 10-K, the consolidated financial Statement schedules listed in Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 26, 2003.

CANDELA CORPORATION

By: /s/ GERARD E. PUORRO

Gerard E. Puorro, President,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GERARD E. PUORRO Gerard E. Puorro	President, Chief Executive Officer, and Director (Principal Executive Officer)	September 26, 2003
/s/ F. PAUL BROYER F. Paul Broyer	Senior Vice President of Finance and Administration, Chief Financial Officer	September 26, 2003
/s/ KENNETH D. ROBERTS Kenneth D. Roberts	Chairman of the Board of Directors	September 26, 2003
/s/ NANCY NAGER Nancy Nager	Director	September 26, 2003
/s/ DOUGLAS W. SCOTT Douglas W. Scott	Director	September 26, 2003
/s/ BEN BAILEY, III Ben Bailey, III	Director	September 26, 2003
/s/ GEORGE ABE George Abe	Director	September 26, 2003
/s/ JAMES HSIA Dr. James Hsia	Director	September 26, 2003

Report of Independent Auditors

The Board of Directors and Stockholders
Candela Corporation

We have audited the accompanying consolidated balance sheets of Candela Corporation and subsidiaries as of June 28, 2003 and June 29, 2002 and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended June 28, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Candela Corporation and subsidiaries at June 28, 2003 and June 29, 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 28, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
August 18, 2003, except for Note 14,
as to which the date is September 24, 2003

CANDELA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 28, 2003 and June 29, 2002

	2003	2002
	(in thousands)	
Assets:		
Current assets:		
Cash and cash equivalents	$ 31,965	$ 19,628
Accounts receivable (net of allowance for doubtful accounts of $970 in 2003 and $981 in 2002)	26,589	23,827
Notes receivable	1,086	1,262
Inventories, net	10,927	12,118
Other current assets	694	870
Total current assets	71,261	57,705
Property and equipment, net	3,682	3,156
Deferred tax assets	4,760	5,442
Prepaid licenses	1,229	1,405
Other assets	218	183
Total assets	$ 81,150	$ 67,891
Liabilities and Stockholders' Equity:		
Current liabilities:		
Accounts payable	$ 5,402	$ 5,133
Accrued payroll and related expenses	4,662	3,003
Accrued warranty costs	3,628	4,452
Income taxes payable	3,528	1,604
Restructuring reserve	379	559
Other accrued liabilities	2,830	2,723
Current portion of long-term debt	—	740
Deferred income	3,980	4,357
Total current liabilities	24,409	22,571
Other long-term liabilities	3,393	2,352
Long-term debt	—	2,115
Total long-term liabilities	3,393	4,467
Stockholders' equity:		
Common stock, $.01 par value: 30,000,000 shares authorized 12,888,947 and 11,884,023 shares issued and outstanding in 2003 and 2002, respectively	129	119
Treasury stock, 2,250,000 shares in 2003 and 2002, at cost	(12,997)	(12,997)
Additional paid-in capital	48,479	43,869
Accumulated earnings	17,904	11,090
Accumulated other comprehensive loss	(167)	(1,228)
Total stockholders' equity	53,348	40,853
Total liabilities and stockholders' equity	$ 81,150	$ 67,891

The accompanying notes are an integral part of the financial statements.

CANDELA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the years ended June 28, 2003 and June 29, 2002, June 30, 2001

	2003	2002	2001
	(in thousands, except per share data)		
Revenue:			
Lasers and other products	$ 68,072	$ 45,957	$ 48,375
Product related service	10,579	12,731	12,498
Skin care centers	2,130	2,859	3,899
Total revenue	80,781	61,547	64,772
Cost of sales:			
Lasers and other products	30,641	20,396	21,208
Product related service	7,992	11,205	7,676
Skin care centers	1,533	2,318	2,412
Total cost of sales	40,166	33,919	31,296
Gross profit	40,615	27,628	33,476
Operating expenses:			
Research and development	4,545	4,644	5,575
Selling, general & administrative	26,584	27,031	24,076
Restructuring charge	—	(693)	1,113
Total operating expenses	31,129	30,982	30,764
Income (loss) from operations	9,486	(3,354)	2,712
Other income (expense):			
Interest income	651	547	1,652
Interest expense	(218)	(476)	(437)
Other income (expense), net	(44)	487	33
Total other income	389	558	1,248
Income (loss) before income taxes	9,875	(2,796)	3,960
Provision for (benefit from) income taxes	3,061	(642)	1,433
Net income (loss)	$ 6,814	$ (2,154)	$ 2,527
Basic earnings (loss) per share	$ 0.68	$ (0.21)	$ 0.23
Diluted earnings (loss) per share	$ 0.66	$ (0.21)	$ 0.22
Weighted average shares outstanding	10,042	10,053	10,928
Diluted weighted average shares outstanding	10,323	10,053	11,521
Net income (loss)	$ 6,814	$ (2,154)	$ 2,527
Other comprehensive income (loss) net of tax:			
Foreign currency translation adjustment	(732)	661	(598)
Comprehensive income (loss)	$ 6,082	$ (1,493)	$ 1,929

The accompanying notes are an integral part of the financial statements.

CANDELA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended June 28, 2003, June 29, 2002 and June 30, 2001

	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount		Shares	Amount			
				(in thousands)				
Balance July 1, 2000	**11,501**	**$ 115**	**$ 41,924**	**(280)**	**$ (3,046)**	**$ 10,717**	**$ (1,147)**	**$ 48,563**
Sale of common stock under stock plans	123	1	454					455
Exercise of stock warrants	160	2	1,097					1,099
Treasury stock purchases				(720)	(4,736)			(4,736)
Net income						2,527		2,527
Currency translation adjustment							(934)	(934)
Balance June 30, 2001	**11,784**	**$ 118**	**$ 43,475**	**(1,000)**	**$ (7,782)**	**$ 13,244**	**$ (2,081)**	**$ 46,974**
Sale of common stock under stock plans	100	1	394	395				
Treasury stock purchases				(1,250)	(5,215)			(5,215)
Net loss						(2,154)		(2,154)
Currency translation adjustment							853	853
Balance June 29, 2002	**11,884**	**$ 119**	**$ 43,869**	**(2,250)**	**$ (12,997)**	**$ 11,090**	**$ (1,228)**	**$ 40,853**
Sale of common stock under stock plans	570	6	3,457	3,463				
Exercise of stock warrants	435	4	1,153					1,157
Net income						6,814		6,814
Currency translation adjustment							1,061	1,061
Balance June 28, 2003	**12,889**	**$ 129**	**$ 48,479**	**(2,250)**	**$ (12,997)**	**$ 17,904**	**$ (167)**	**$ 53,348**

The accompanying notes are an integral part of the financial statements.

CANDELA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 28, 2003, June 29, 2002 and June 30, 2001

	2003	2002	2001
		(in thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 6,814	$ 2,154)	$ 2,527
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	635	549	751
Accretion of imputed interest on stock warrants	475	102	98
Provision for bad debts	(13)	116	60
Provision for restructuring charges	—	(693)	1,113
Provision for impairment of long-lived assets	—	—	640
Provision for deferred taxes	(682)	(115)	(683)
Tax benefit from exercised stock options	(505)	(6)	—
Effect of exchange rate changes on foreign currency denominated assets and liabilities	36	(305)	(110)
Changes in assets and liabilities:			
Accounts receivable	(2,278)	(3,443)	713
Notes receivable	179	(54)	414
Inventories	1,763	(1,620)	(2,217)
Other current assets	225	175	135
Other assets	156	305	(1,624)
Accounts payable	97	(1,531)	1,034
Accrued payroll and related expenses	1,620	1,142	(630)
Deferred income	604	87	1,095
Accrued warranty costs	(921)	830	334
Income tax payable	3,713	(999)	(774)
Accrued restructuring charges	(180)	(437)	(467)
Other accrued liabilities	54	669	625
Net cash provided by (used in) operating activities	11,792	(7,382)	3,034
Cash flows from investing activities:			
Purchase of property, plant and equipment	(1,183)	(1,058)	(1,612)
Net cash used in investing activities	(1,183)	(1,058)	(1,612)
Cash flows from financing activities:			
Proceeds from issuance of common stock	4,620	395	1,554
Repurchases of treasury stock	—	(5,215)	(4,736)
Principal payments of long-term debt	(3,330)	(370)	—
Net borrowings (repayments) on line of credit	(1,114)	50	(14)
Net cash provided by (used in) financing activities	176	(5,140)	(3,196)
Effect of exchange rate changes on cash and cash equivalents	1,552	890	(771)
Net increase (decrease) on cash and cash equivalents	12,337	(12,690)	(2,545)
Cash and cash equivalents, beginning of period	19,628	32,318	34,863
Cash and cash equivalents, end of period	$ 31,965	$ 19,628	$ 32,318
Cash paid during the year for:			
Interest	$ 235	$ 347	$ 361
Income taxes	$ 751	$ (68)	$ 2,287

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

The Company researches, develops, manufactures, markets, sells and services lasers and other devices used to perform aesthetic and cosmetic procedures.

Basis of Presentation

The consolidated financial statements include the accounts of Candela Corporation and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The Company's fiscal year ends on the Saturday nearest June 30. The years ended June 28, 2003, June 29, 2002 and June 30, 2001 each contain 52 weeks.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is the belief of the Company's management that all necessary adjustments have been made for an accurate presentation of results. Actual results could differ from those estimates and impact future results of operations and cash flows.

Cash and Cash Equivalents

The Company classifies investments purchased with a maturity, at the date of acquisition, of three months or less as cash equivalents. These are valued at cash plus accrued interest, which approximates market value. At June 28, 2003 and June 29, 2002, substantially all cash equivalents were invested in overnight Repurchase Agreements with a major bank.

Accounts Receivable and Notes Receivable

The Company's trade accounts receivables and notes receivables are primarily from sales to end users and distributors servicing the dermatology market, and reflect a broad domestic and international customer base. The Company does not require collateral and has not historically experienced significant credit losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market, using a standard costing system.

Property and Equipment

Purchased property and equipment is recorded at cost. Property and equipment purchased under capital lease arrangements is recorded at the lesser of cost or the present value of the minimum lease payments required during the lease period. Laser systems used for testing are capitalized at cost.

1. Summary of Significant Accounting Policies (Continued)

Repairs and maintenance costs are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives as follows:

	Number of Years
Leasehold improvements and assets under capital lease	2 to 13
Office furniture, computer and other equipment	3 to 5

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments of changes in tax laws or rates. Valuation allowances are established as necessary to reduce deferred tax assets in the event that realization of the assets is considered unlikely.

Advertising Costs

Advertising costs are expensed as incurred and are included as a component of selling, general and administrative expenses in the accompanying Statement of Operations. Advertising costs were $798,000, $594,000 and $783,000 for the years ending June 28, 2003, June 29, 2002 and June 30, 2001 respectively.

Foreign Currency Translation

The activity of the Company's foreign subsidiaries is translated into U.S. dollars in accordance with SFAS No. 52, "*Foreign Currency Translation*". Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expense items are translated at average rates of exchange prevailing during the year. Exchange gains and losses arising from translation of the Japanese, Spanish, German, and French subsidiary balance sheets are accumulated as a separate component of stockholders' equity. Net exchange gains (losses) resulting from foreign currency transactions amounted to $(56,000), $661,000 and $111,000 for fiscal 2003, 2002 and 2001, respectively, and are included in Other income (expense).

Financial Instruments

The Company operates internationally, with sales offices, customers, and vendors in several countries outside of the United States. The Company may reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency forward contracts, a type of derivative financial instrument. These foreign currency forward contracts may involve elements of credit and market risk in excess of the amounts recognized in the financial statements. The Company monitors its positions and the credit quality of counter-parties, consisting primarily of major financial institutions, and does not anticipate nonperformance by any counter-party. The Company does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

The Company accounts for its foreign currency forward contracts in accordance with SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," as amended. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value.

1. Summary of Significant Accounting Policies (Continued)

Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship. At June 28, 2003, the Company did not hold any foreign currency forward contracts.

The Company's financial instruments also include cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities. These financial instruments are carried at cost, which approximates fair value due to their relative short term to maturity.

Revenue Recognition

Product sales—The Company recognizes revenue upon shipment of product to customers and the fulfillment of all contractual terms and conditions, pursuant to the guidance provided by SAB No. 101, *Revenue Recognition in Financial Statements*. Credit is not extended to customers and revenue is not recognized until collectibility is reasonably assured.

Service—Revenue from the sale of service contracts is deferred and recognized on a straight-line basis over the contract period. Revenue from service administered by Candela that is not covered by a service contract is recognized as the services are provided. Amounts received from the sale of gift certificates by Candela Skin Care Centers ("CSCC") are deferred and recognized as revenue when the services are provided.

Multiple-element arrangements—In certain instances, the Company sells products together with maintenance contracts. The revenue recognized per element is determined by allocating the total sales price to each element, based on the relative fair values.

Product Warranty Costs

The length of the Company's warranty on end user sales of medical devices is generally one year on parts and labor except on the Vbeam system, which carries a standard three-year warranty. An extended warranty is also available for purchase on all systems and related revenue is included with lasers and other products revenue at the time of sale. Distributor sales generally include a parts warranty only. Estimated future costs for initial product warranties are provided for at the time of sale.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of translation adjustments, which represent the effect of translating assets and liabilities of the Company's foreign subsidiaries. Translation adjustments are shown net of tax of $329,000, $197,000 and $336,000 for fiscal years 2003, 2002 and 2001, respectively.

1. Summary of Significant Accounting Policies (Continued)

Earnings (Loss) Per Share

	For the years ended:		
	June 28, 2003	June 29, 2002	June 30, 2001
	(in thousands, except per share amounts)		
Numerator			
Net Income (Loss)	$6,814	$(2,154)	$2,527
Denominator			
Basic Earnings (Loss) per Share			
Weighted average shares outstanding	10,042	10,053	10,928
Earnings (Loss) per Share	$ 0.68	$ (0.21)	$ 0.23
Diluted Earnings (Loss) per Share			
Weighted average shares outstanding	10,042	10,053	10,928
Effect of dilutive securities:			
Stock options	148	—	331
Stock warrants	133	—	262
Adjusted weighted average shares outstanding	10,323	10,053	11,521
Earnings (Loss) per Share	$ 0.66	$ (0.21)	$ 0.22

During the years ended June 28, 2003, June 29, 2002 and June 30, 2001, options and warrants to purchase 615,230, 814,858 and 207,811 shares of common stock, respectively, were not included in the computation of diluted earnings loss per share because they would have had an anti-dilutive effect.

Dividends

The Company currently intends to retain future earnings for use in its business and, therefore, does not expect to pay dividends in the foreseeable future.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation—Transition and Disclosure.*" SFAS No. 148 requires the disclosure of the effects of a company's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 amends SFAS No. 123, "*Accounting for Stock-Based Compensation*" by providing alternative methods of transition to the fair-value method of accounting for stock-based employee compensation under SFAS No. 123. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "*Interim Financial Reporting*" to require disclosure of the effects of a company's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. In accordance with SFAS No. 148, the Company has adopted the disclosure-only provision of SFAS No. 123 and the enhanced disclosures as required by SFAS No. 148.

1. Summary of Significant Accounting Policies (Continued)

Had compensation cost for the Company's stock plans been determined consistent with SFAS No. 123, the Company's net gain (loss) would have been as follows:

	For the year ended		
	June 28, 2003	June 29, 2002	June 30, 2001
	(in thousands, except per share data)		
Net Income (loss), as reported	$ 6,814	$(2,154)	$ 2,527
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(833)	(1,196)	(790)
Pro forma net income (loss)	$ 5,981	$(3,350)	$ 1,737
Earnings (loss) per share			
Basic—as reported	$ 0.68	$ (0.21)	$ 0.23
Basic—pro forma	$ 0.60	$ (0.33)	$ 0.16
Diluted—as reported	$ 0.66	$ (0.21)	$ 0.22
Diluted—pro forma	$ 0.58	$ (0.33)	$ 0.15

In computing this pro-forma amount the Company has used the Black-Scholes pricing model. The weighted average fair value of the options granted under the Plans in 2003, 2002 and 2001 was $3.95, $3.37 and $4.39 per share, respectively. The weighted average fair value of shares issued under the Employee Stock Purchase Plan for 2003, 2002 and 2001 also calculated using the Black-Scholes pricing model, was $2.58 $2.05 and $3.85 per share, respectively. The following assumptions were used in the Black-Scholes pricing model for options granted in fiscal years 2003, 2002 and 2001:

	2003	2002	2001
risk-free interest rate	4.25%	5.19%	5.63%
estimated volatility	76%	78%	82%
expected life for stock options (yrs)	2.99	3.65	3.55
expected life for stock purchase plan (yrs)	0.5	0.5	0.5
expected dividends	none	none	None

New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "*Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*". SFAS No. 145 rescinds the following pronouncements: SFAS No. 4, "*Reporting Gains and Losses from Extinguishment of Debt*", SFAS No. 44, "*Accounting for Intangible Assets of Motor Carriers*", SFAS No. 64, "*Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*" and SFAS No. 13, "*Accounting for Leases*", to eliminate an inconsistency between the required accounting for sale-leaseback transactions. SFAS No. 145 also

1. Summary of Significant Accounting Policies (Continued)

makes technical corrections to other existing authoritative pronouncements to clarify meanings, or describe their applicability under changed conditions. In compliance with SFAS No. 145, the Company recognized the one-time charge related to the extinguishment of its long-term debt (see Note 5) as a component of other income (expense) rather than as an extraordinary item.

In June 2002, the FASB issued SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring.)*" SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF No. 94-3 allowed for an exit cost liability to be recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. The adoption of SFAS No. 146 did not have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FIN 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*". FIN 45 addresses financial accounting for, and disclosure of, guarantees. FIN 45 requires certain guarantees to be recorded at fair value, as opposed to the existing standard of recording a liability only when a loss is probable and reasonably estimable according to SFAS No. 5, "*Accounting for Contingencies*". In accordance with FIN 45, the Company has amended its disclosure related to product warranties. The adoption of FIN 45 did not have a material impact on the Company's financial position or results of operations.

Uncertainties

The Company is subject to risks common to companies in the aesthetic laser industry, including (i) the Company's ability to successfully complete preclinical and clinical development and obtain timely regulatory approval and adequate patent and other proprietary rights protection of its products and services, (ii) the content and timing of decisions made by the Food & Drug Administration and other agencies regarding the procedures for which the Company's products may be approved, (iii) the ability of the Company to manufacture adequate supplies of its products for development and commercialization activities, (iv) the accuracy of the Company's estimates of the size and characteristics of markets to be addressed by the Company's products and services, (v) market acceptance of the Company's products and services, (vi) the Company's ability to obtain reimbursement for its products from third-party payers, where appropriate, and (vii) the accuracy of the Company's information concerning the products and resources of competitors and potential competitors.

The Company depends on a single vendor for Alexandrite rods used to manufacture the GentleLASE. This product accounts for a significant portion of our total revenues.

2. Inventories

Inventories consist of the following:

	June 28, 2003	June 29, 2002
	(in thousands)	
Raw materials	$ 4,216	$ 4,615
Work in process	469	1,037
Finished goods	6,242	6,466
Total inventory	$10,927	$12,118

3. Property and Equipment

Property and equipment consist of the following:

	June 28, 2003	June 29, 2002
	(in thousands)	
Leasehold improvements	$2,535	$2,459
Office furniture	979	944
Computers, software and other equipment	8,126	7,022
	11,640	10,425
Less accumulated depreciation	7,958	7,269
Property and equipment, net	$3,682	$3,156

4. Guarantees

The Company's products generally carry a standard one-year warranty, except for Vbeam products that typically carry a three-year warranty. The Company sets aside a reserve based on anticipated warranty claims at the time product revenue is recognized. In anticipation of actual warranty claims, the Company amortizes the reserve ratably over the life of the warranty thereby offsetting actual warranty claims incurred. Actual warranty claims incurred and charged to product costs of sales during an interim period may be more or less than the amount of amortized warranty reserve allocated against them. Factors that affect the Company's product warranty liability include the number of installed units, the anticipated cost of warranty repairs and historical and anticipated rates of warranty claims.

The following table reflects changes in the Company's accrued warranty account during the fiscal year ended June 28, 2003:

(in thousands)	
Beginning Balance June 29, 2002	$ 6,705
Plus accruals related to new sales	6,225
Less amortization of prior period accruals	(6,265)
Ending Balance on June 28, 2003	$ 6,666

The Company also offers extended service contracts that may be purchased after a standard warranty has expired. Service contracts may be purchased for periods from one to five years. The Company recognizes service contract revenue ratably over the life of the contract. Actual service

4. Guarantees (Continued)

contract expenses incurred and charged to service costs of sales during an interim period may be more or less than the amount of amortized service contract revenue recognized in that period.

The following table reflects changes in the Company's deferred service contract revenue account during the fiscal year ended June 28, 2003:

(in thousands)	
Beginning balance June 29, 2002	$ 3,031
Plus deferral of new service contract sales	2,465
Less recognition of deferred revenue	(2,410)
Ending balance on June 28, 2003	$ 3,086

The Company has an agreement (the "Agreement") with an independent leasing company whereby the Company will purchase delinquent leases (the "UNL Provision") relating to Company products purchased by customers and financed through the leasing company. The Company is required to honor the UNL Provision when the leasing company's aggregate losses reach levels specified in the Agreement. The UNL Provision of the Agreement was recently eliminated for any lease initiated after December 31, 2002. Since the inception of the Agreement, the cumulative amounts paid to the leasing company under the UNL Provision have not been significant.

5. Deferred Income

Deferred income consists of the following:

	June 28, 2003	June 29, 2002
	(in thousands)	
Service contract revenue	$3,086	$3,031
Gift certificate revenue	1,201	1,170
Customer deposits	—	85
Other deferred sales revenue	48	71
Total deferred revenue	$4,335	$4,357
Less current portion	$3,980	4,357
Long term portion of deferred income	$ 355	$ —

6. Debt, Lease and Other Obligations

Line of Credit

The Company has a renewable $10,000,000 revolving credit agreement with a major bank with interest at the bank's base rate or LIBOR plus 2.25 percent. Any borrowings outstanding under the line of credit are due on demand or according to a payment schedule established at the time funds are borrowed. The line of credit is unsecured. The agreement contains restrictive covenants limiting the establishment of new liens, and the purchase of margin stock. No amounts were outstanding under the line of credit as of June 28, 2003 and June 29, 2002.

6. Debt, Lease and Other Obligations (Continued)

Subordinated Notes

In 1998, the Company issued eight-year, 9.75% subordinated term notes to three investors in the aggregate amount of $3,700,000, secured by the assets of the Company. The notes were due in October 2006, and required quarterly interest payments. The Company was required to make mandatory quarterly principal payments of $185,000, along with any unpaid interest, beginning on January 31, 2002.

The notes permitted early repayment with a decreasing early redemption premium amount through October 31, 2004. The Company repaid the entire debt on November 8, 2002. As a result of the early repayment, the Company incurred a one-time charge of $677,302 during the fiscal year ended June 28, 2003. This charge represents the unamortized balance of the fair value of common stock warrants issued in conjunction with the original debt issuance ($440,502) and the early redemption premium. The cash paid was calculated as follows:

Outstanding principal balance	$2,960,000
Early redemption premium	236,800
Interest for the period October 1, 2002 to November 8, 2002	30,463
Total	$3,227,263

In conjunction with the repayment of the notes on November 8, 2002, two of the warrant holders exercised warrants to acquire 435,000 shares of common stock for $1,157,600.

Operating Lease Commitments

The Company leases several facilities and automobiles under non-cancelable lease arrangements. The facility leases may be adjusted for increases in maintenance and insurance costs above specified levels. In addition, certain facility leases contain escalation provisions based on certain specified criteria, and one lease calls for the payment of additional rent based on a percentage of gross revenues above a base gross sales level for that particular location. These operating leases expire in various years through 2011. These leases may be renewed for periods ranging from one to five years.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at June 28, 2003:

(in thousands)	
2004	$1,397
2005	1,044
2006	910
2007	812
2008	568
Thereafter	675
Total minimum lease payments	$5,406

Total rent expense was approximately $1,100,000, $1,043,000 and $935,000 in fiscal 2003, 2002, and 2001, respectively.

6. Debt, Lease and Other Obligations (Continued)

Royalty

In August 2000, the Company entered into an agreement to amend the license agreement with The University of California whereby in exchange for an exclusivity fee of approximately $1.7 million, which was prepaid in full, Candela obtained exclusive license rights to the DCD (subject to certain limited license rights of Cool Touch, Inc. ("Cool Touch")) in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch, a subsidiary of New Star Technology, Inc. obtained a license to the DCD on a co-exclusive basis with Candela, in certain narrower fields of use. Cool Touch is restricted in its ability to assign its license rights to certain existing competitors of Candela. Candela is entitled to one-half of all royalty income payable to the Regents from Cool Touch. Under the amended agreement, Candela no longer is required by the Regents to negotiate sublicenses to third parties. However, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use. The Company recognized royalty expense of $3.4 million and $2.8 million for fiscal 2003 and fiscal 2002, respectively based on the amended license agreement with The University of California. In fiscal 2003, the Company recognized royalty income of $322,000 relating to royalties earned since the August 11, 2000 settlement agreement with the Regents of the University of California and New Star Technology, Inc.

7. Stockholders' Equity

Stock Plans

1990 Candela Corporation Employee Stock Purchase Plan

The 1990 Employee Stock Purchase Plan (the "Purchase Plan") provides for the sale of up to 750,000 shares of common stock to eligible employees. The shares are issued at the lesser of 85% of the average market price on the first or last day of semiannual periods. Substantially all full-time employees are eligible to participate in the Purchase Plan. At June 28, 2003 there were 396,621 shares available for sale.

The following is a summary of shares issued under the Purchase Plan:

	Shares	Range of Price per share
2001	30,885	$4.75
2002	31,994	$3.50
2003	24,862	$4.70—$5.30

1985, 1987, 1989 and 1998 Candela Corporation Stock Option Plans

The 1985, 1987, 1989 and 1998 Stock Option Plans (the "Stock Option Plans") provide for the granting of incentive stock options to employees for the purchase of common stock at an exercise price not less than the fair market value of the stock on the date of grant. The Stock Option Plans also provide for the granting of non-qualified stock options.

The Board of Directors has terminated the granting of options under the 1985 and 1987 Stock Option Plans. Options granted under the 1989 Stock Option Plan become exercisable ratably over two or four years from the date of grant and expire ten years from the date of the grant. Options granted under the 1998 Stock Option Plan become exercisable on the date of grant or in installments, as

7. Stockholders' Equity (Continued)

specified by a Committee established by the Board of Directors, and expire ten years from the date of the grant. The maximum number of shares for which options may be granted under the 1989 Stock Option Plan is 1,500,000 shares. The maximum number of shares for which options may be granted under the 1998 Stock Option Plan was increased from 1,250,000 to 1,650,000 during fiscal 2003.,

1990 and 1993 Candela Corporation Non-Employee Director Stock Option Plans

The 1990 and 1993 Non-Employee Director Stock Option Plans (the "Non-Employee Director Plans," collectively with the Stock Option Plans, the "Plans") provide for the issuance of options for the purchase of up to 90,000 and 120,000 shares of common stock, respectively. Under the Non-Employee Director Plans, each director who is neither an employee nor an officer receives a one-time grant of an option to purchase 10,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant. Under the 1990 and 1993 Non-Employee Director Plans, options become exercisable in equal amounts over a period of four and two years, respectively. Shares under the Non-Employee Director Plans expire four and ten years, respectively, after the date of grant and are nontransferable.

The following is a summary of stock option activity under the Plans:

	Number of Shares	Option Price	Weighted Avg. Exercise Price per Share
Balance at July 1, 2000	845,438		
Granted	473,161	$6.66—$9.25	$7.95
Exercised	(125,101)	$2.13—$5.63	$3.88
Canceled	(78,099)	$2.17—$12.04	$7.10
Balance at June 30, 2001	1,115,399		$6.22
Granted	281,567	$3.50—$6.61	$5.70
Exercised	(83,560)	$2.13—$3.13	$2.25
Canceled	(154,794)	$1.83—$12.04	$5.94
Balance at June 29, 2002	1,158,612	$6.41	
Granted	486,016	$5.50—$9.34	$7.19
Exercised	(541,032)	$2.08—$9.25	$5.22
Canceled	(74,635)	$2.13—$9.25	$6.21
Balance at June 28, 2003	1,028,961	$7.42	
Options available for grant at June 28, 2003	327,899		

7. Stockholders' Equity (Continued)

The following table summarizes information about stock options outstanding under the Plans as of June 28, 2003:

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.13—$5.50	261,823	6.81	$ 4.48	224,198	$ 4.42
$5.63—$6.84	332,107	7.83	$ 6.62	272,107	$ 6.70
$7.17—$9.25	124,781	7.73	$ 8.23	67,281	$ 8.84
$9.34—$9.34	185,000	9.84	$ 9.34	—	$ —
$12.04—$12.04	125,250	6.55	$ 12.04	93,938	$ 12.04
$2.13—$12.04	**1,028,961**	7.76	$ 7.42	**657,524**	$ 6.94

Reserved Shares

The Company has reserved 1,783,121 shares of common stock for issuance under its Purchase, Stock Option, Non-Employee Director Plans and warrants.

8. Income Taxes

The components of income (loss) before income taxes and the related provision for (benefit from) income taxes consist of the following (in thousands):

	For Years Ended		
	June 28, 2003	June 29, 2002	June 30, 2001
Income (loss) before income taxes:			
Domestic	$8,233	$(4,029)	$3,350
Foreign	1,642	1,233	610
	$9,875	$(2,796)	$3,960
Provision for (benefit from) income taxes:			
Current provision:			
Federal	$1,841	$(1,391)	$1,280
State	99	—	336
Foreign	439	864	501
Total current provision for (benefit from) income taxes	2,379	(527)	2,117
Deferred provision (benefit)			
Federal	682	(115)	(684)
Total provision for (benefit from) income taxes	$3,061	$ (642)	$1,433

The components of the Company's deferred tax assets consist of the following (in thousands):

	June 28, 2003	June 29, 2002
Warranty reserve	$2,464	$2,618
Inventory valuation reserves	745	714
Restructuring reserve	131	240
Deferred Revenue	479	497
Federal and state tax credit carryforwards	321	518
Bad debt reserve	191	334
Pre-opening expense	257	257
Other	172	264
Deferred tax assets	$4,760	$5,442

8. Income Taxes (Continued)

A reconciliation from the federal statutory tax rate to the effective tax rate is as follows:

	June 28, 2003	June 29, 2002	June 30, 2001
Statutory rate	34%	34%	34%
State income taxes	1%	—	4%
Difference between foreign and US tax rates	(1%)	(16%)	8%
Utilization of research and experimentation credit	—	—	(4%)
Benefit from foreign sales credits	(2%)	4%	(4%)
Increase (utilization) of deferred tax assets	—	—	—
Other	(1%)	1%	(2%)
Effective tax rate	31%	23%	36%

As of June 28, 2003, the Company has no valuation allowance against the deferred tax asset. In accounting for the deferred tax asset, the Company has relied on historical data to determine the necessity of providing a valuation allowance for this asset. Under the requirements of SFAS No. 109, "*Accounting for Income Taxes*", Candela believes it is more likely than not that the deferred tax asset would be fully utilized against future income taxes. At June 28, 2003, the Company had available research and development tax credits of approximately $321,000 for state income tax purposes that will begin expiring in fiscal year 2006.

9. Segment, Geographic and Major Customer Information

The Company operates principally in two industry segments; the design, manufacture, sale, and service of medical devices and related equipment, and the performance of services in the skin care/ health spa industry.

9. Segment, Geographic and Major Customer Information (Continued)

Geographic data

Geographic information for fiscal 2003, 2002 and 2001 is as follows (in thousands):

	2003	2002	2001
Revenue:			
United States	$52,793	$39,515	$40,947
Intercompany	15,865	14,362	14,699
	68,658	53,877	55,646
Europe	11,358	6,854	7,961
Japan	16,630	15,178	15,864
	96,646	75,909	79,471
Elimination	(15,865)	(14,362)	(14,699)
Consolidated total	$80,781	$61,547	$64,772
Income (loss) from operations:			
United States	$ 8,360	$(3,453)	$ 1,550
Europe	995	(692)	(290)
Japan	556	1,329	982
Elimination	(425)	(538)	470
Consolidated total	$ 9,486	$(3,354)	$ 2,712
Geographic identification of long-lived assets:			
United States	$ 3,551	$ 3,057	$ 2,623
Europe	131	99	55
Consolidated total	$ 3,682	$ 3,156	$ 2,678

United States revenue includes export sales to unaffiliated companies located principally in Europe and in the Asia-Pacific region, which approximated $12,908,000, $10,715,000 and $12,252,000 fiscal 2003, 2002 and 2001, respectively.

9. Segment, Geographic and Major Customer Information (Continued)

Line of Business Data

	2003	2002	2001
Revenue:			
Product sales and service	$78,651	$58,688	$60,873
Skin care/health spa services	2,130	2,859	3,899
Total Revenue	$80,781	$61,547	$64,772
Income (loss) from operations:			
Product sales and service	$10,954	$(2,390)	$ 5,350
Skin care/health spa services	(1,468)	(964)	(2,638)
Total income (loss) from operations	$ 9,486	$(3,354)	$ 2,712
Other income:			
Product sales and service	$ 389	$ 558	$ 1,248
Total interest income	$ 389	$ 558	$ 1,248
Depreciation:			
Product sales and service	$ 635	$ 549	$ 1,391
Total depreciation	$ 635	$ 549	$ 1,391
Capital expenditures:			
Product sales and service	$ 1,259	$ 1,058	$ 1,143
Total capital expenditures	$ 1,259	$ 1,058	$ 1,143
Total assets (net of intercompany accounts):			
Product sales and service	$80,501	$67,130	$72,718
Skin care/health spa services	649	764	1,300
Total assets	$81,150	$67,894	$74,018

10. Employee Benefit Plans

The Company offers a savings plan which allows eligible U.S. employees to make tax-deferred contributions, a portion of which are matched by the Company. Company contributions vest ratably with three years of employment and amounted to $167,000, $184,000 and $173,000 in fiscal 2003, 2002 and 2001, respectively.

11. Restructuring Costs and Other Charges

During the quarter ended June 30, 2001, the Company determined that impairment indicators existed relating to its Skin Care Center in Boston. In accordance with SFAS No. 121, "*Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of*," the Company evaluated the recoverability of its spa-related long-lived assets, principally leasehold improvements. The Company determined that the estimated future undiscounted cash flows were below the carrying value of the spa-related long-lived assets at June 30, 2001. Accordingly, the Company wrote off all remaining undepreciated long-lived spa-related assets of $640,000. The estimated fair value was based on

11. Restructuring Costs and Other Charges (Continued)

anticipated future cash flows discounted at a rate of 9.5%, which is commensurate with the risk involved.

During the quarters ended December 27, 1997 and June 30, 2001, the Company recorded combined restructuring charges of $3,721,000 resulting from management's decision to close the skin care center located in Scottsdale, Arizona. During the three month-period ended December 29, 2001, the Company secured a sublease for the Scottsdale facility. Per the sublease agreement, the sublessee will pay all costs associated with the facility through the end of the lease term ending June 2006. As an incentive to the sublessee, the Company agreed to pay eight months of rent during the life of the sublease. The sublessee commenced making payments to the landlord on behalf of the Company on April 1, 2002.

As a result of the sublease, the Company revised the estimate of future costs associated with the Scottsdale facility and, in the quarter ended March 30, 2002, reversed $693,000 of the restructuring reserve which represents primarily the amount of future contractual sublease payments as well as revisions to the net realizable value of certain leasehold improvements.

The following table reflects the restructuring charges incurred during fiscal years 2001, 2002 and 2003:

	Scottsdale Payroll & Severance	Scottsdale Fixed Assets	Scottsdale Facility Costs	Scottsdale Total
		(in thousands)		
Balance at July 1, 2000	$145	$592	$306	$1,043
Cash charges	(80)	—	(189)	(269)
Non-cash charges	—	(198)	—	(198)
Restructure reserve	113	447	553	1,113
Balance at June 30, 2001	178	841	670	1,689
Cash charges	(60)	—	(185)	(245)
Non-cash charges	—	(192)	—	(192)
Restructure reserve	(6)	(239)	(448)	(693)
Balance at June 29, 2002	112	410	37	559
Cash charges	(62)	—	(12)	(74)
Non-cash charges	—	(106)	—	(106)
Balance at June 28, 2003	**$ 50**	**$304**	**$ 25**	**$ 379**

As of June 28, 2003, the payroll and severance costs will be paid through December, 2003, the leasehold improvements will continue to be amortized through the end of the lease in 2006, and the facility costs represent rent to be paid by Candela in each of fiscal years 2004 and 2005.

12. Legal Proceedings

During Candela's second fiscal quarter ended December 29, 2001, Candela notified Physicians Sales and Service, Inc. ("PSS"), a division of PSS World Medical, Inc., that Candela was terminating its exclusive Distribution Agreement between Candela and PSS due to PSS's failure to pay outstanding invoices totaling approximately $2.3 million. These invoices arose in connection with Candela's shipment of various units of equipment to PSS pursuant to firm purchase orders received by Candela

12. Legal Proceedings (Continued)

from PSS. These invoices arose as of June 30, 2001, and were due and payable in full on or before September 30, 2001. After receiving the Notice of Termination from Candela, PSS filed a lawsuit against Candela in Middlesex County Superior Court in Massachusetts as well as a demand for arbitration pursuant to the mandatory arbitration clause in the distribution agreement. Both of PSS's complaints allege breach of contract, a violation of the Massachusetts Unfair Trade Practices Act, breach of the covenant of good faith and fair dealing, promissory estoppel and intentional interference with contractual relations resulting from

On March 6, 2003, the Company obtained a favorable decision in its arbitration proceeding against PSS. The arbitration panel made an interim award to the Company of $2,200,000 for unpaid amounts previously invoiced, which the Company earlier reported as revenue. This amount was net of $150,000 separately awarded to PSS. The decision also included payment to the Company of $396,000 of interest on the outstanding balance owed to the Company. As a result of this decision, the Company recognized an increase in interest income of $396,000 and a decrease in accounts receivable of $2,200,000. The arbitration panel also awarded the Company its attorneys' fees and expenses, as well as the costs of arbitration. This interim decision was finalized on May 28, 2003 when the arbitration panel confirmed the terms of its interim award and in addition awarded the Company its reasonable attorneys' fees and expenses, as well as the costs of arbitration, in the amount of $573,000, which was paid to Candela on June 23, 2003. The Middlesex Superior Court confirmed the award of the arbitrators on July 1, 2003.

From time to time, Candela is a party to various legal proceedings incidental to its business. Apart from any possible adverse outcome in the PSS arbitration, Candela believes that none of the legal proceedings which are presently pending will have a material adverse effect upon our financial position, results of operations or liquidity.

13. Asset Acquisition

On January 8, 2003, the Company acquired substantially all of the assets of Applied Optronics, the diode division of Schwartz Electro-Optics, Inc., for approximately $1,200,000 in cash. Applied Optronics was a leading manufacturer of high-powered, pulsed and CW lasers, and was a component supplier to the OEM market that serves a variety of industries including the military, medical, industrial, research and robotics fields. Applied Optronics was the lead supplier of the diodes for the Company's Smoothbeam diode laser system. In accordance with SFAS No. 141 "Business *Combinations*," the Company records acquisitions under the purchase method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and intangible assets acquired, based on their estimated fair values.

The asset acquisition consisted primarily of fixed assets, including production and office equipment, and inventory located at the division's facility in New Jersey. The acquisition increased the Company's net Property and Equipment by approximately $800,000 and Inventory by approximately $400,000. For the period from January 8, 2003 to June 28, 2003, the Applied Optronics operation generated approximately $1,196,000 in revenue from diode sales to third-party customers.

14. Subsequent Event

On September 24, 2003 management initiated a plan to close its only remaining skin care center, subject to approval of the Board of Directors. The closure will be accounted for as a discontinued operation in accordance with APB 30 *"Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and*

14. Subsequent Event (Continued)

Transactions" and SFAS 146 *"Accounting for Costs Associated with Exit or Disposal Activities"*. As a result, in the fiscal quarter ended September 27, 2003 the Company will record a $2,278,000 charge for the accrual of $3,000,000 of future occupancy costs and $350,000 of severance obligations and other related costs of closure, net of anticipated tax benefits of $1,072,000. In addition, all prior period financial statements will be restated to reflect skin care centers operations as discontinued.

15. Quarterly Results of Operations (unaudited)

	Quarter			
2002	**First**	**Second**	**Third**	**Fourth**
Revenues	$10,380	$14,156	$16,147	$20,864
Gross profit	4,749	6,112	7,349	9,418
Net income (loss)	(1,231)	(1,161)	(291)	529
Earnings (loss) per common share				
Basic earnings (loss) per share	$ (0.11)	$ (0.11)	$ (0.04)	$ 0.05
Diluted earnings (loss) per share	$ (0.11)	$ (0.11)	$ (0.04)	$ 0.05

	Quarter			
2003	**First**	**Second**	**Third**	**Fourth**
Revenues	$13,803	$18,566	$21,987	$26,425
Gross profit	6,778	9,112	11,185	13,540
Net income	735	470	2,620	2,989
Earnings per common share				
Basic earnings per share	$ 0.08	$ 0.05	$ 0.26	$ 0.29
Diluted earnings per share	$ 0.08	$ 0.05	$ 0.25	$ 0.28

SCHEDULE II

CANDELA CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
For the years ended June 28, 2003, June 29, 2002 and June 30, 2001

Description	COLUMN A Balance at Beginning of Period	COLUMN B Additions Charged to Income	COLUMN C Deductions from Reserves	COLUMN D Balance at End of Period
Reserves deducted from assets to which they apply (in thousands):				
Allowance for doubtful accounts:				
Year ended June 28, 2003	$ 981	$620	$631	$970
Year ended June 29, 2002	$ 901	$449	$369	$981
Year ended June 30, 2001	$1,207	$ 60	$366	$901

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In Memory Of — WILLIAM D. WITTER

On May 11, 2003, Mr. William D. Witter passed away. Bill was not only our largest shareholder, but he was a long-term supporter of Candela, its mission, and me personally. Bill offered his assistance to us in many areas, and he was always available for advice and consultation. Candela will miss him as the foundation to our shareholder base. I will miss him as a friend.

Gerard E. Puorro, President & Chief Executive Officer

Board of Directors

Kenneth D. Roberts
Chairman, Former Vice President & Chief Financial Officer, Foster Miller, Inc. (Retired)

Gerard E. Puorro
President and Chief Executive Officer, Candela Corporation

George A. Abe
Chief Executive Officer, Cambridge Research and Instrumentation, Inc.

Ben Bailey III
Vice President, Massachusetts Capital Resource Company

James C. Hsia, Ph.D.
Former President and Co-Founder, Lasersharp Corporation, Former Sr. Vice President, Research and Development, Candela Corporation

Nancy Nager
Founder, President and Executive Officer, Specialized Health Management, Inc.

Douglas W. Scott
Partner, Phildius, Kenyon and Scott, a HealthCare Management and Investment Company, President, Chief Operating Officer & Director, Avitar, Inc.

Candela, Vbeam and GentleLASE are registered trademarks and Smoothbeam, ALEXLAZR, GentleLasePlus, GentleYAG, Cbeam, GentleLASE Limited Edition and the Candela flame are trademarks of Candela Corporation. Dynamic Cooling Device (DCD) is a trademark. Candela is an Equal Opportunity and Affirmative Action Employer, M/F/H/V.

Corporate Officers

Gerard E. Puorro
President, Chief Executive Officer, Director

F. Paul Broyer
Senior Vice President, Finance and Administration, and Chief Financial Officer

Dennis S. Herman
Vice President, North American Sales

William H. McGrail
Senior Vice President, Operations

Dr. Kathleen McMillan
Vice President, Research

Toshio Mori
President, Candela KK, Vice President, Candela Corporation

Robert J. Wilber
Vice President, European Operations

Robert E. Quinn
Treasurer and Corporate Controller

Stockholder Information

Stock Listing
Candela Corporation common stock is traded on the NASDAQ National Market System under the symbol CLZR.

Transfer Agent Registrar
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
816-843-4299
www.equiserve.com

To submit documents requesting a transfer, address change, or account consolidations, use the same address.

If you would like to contact the transfer agent by telephone, call 781-575-3120.

General Counsel
LeBoeuf, Lamb, Greene & MacRae, LLP
Boston, Massachusetts

Independent Auditors
Ernst & Young LLP
Boston, Massachusetts

Information Requests
Stockholder inquiries about Candela Corporation may be addressed to:
Investor Relations
Candela Corporation
530 Boston Post Road
Wayland, MA 01778
508-358-7637 extension 435

A copy of our Form 10-K, as filed with the Securities and Exchange Commission, may also be obtained from Investor Relations.

Statements, trend analysis, and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins, anticipated expense levels, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties, and our actual results of operations may differ materially from those contained in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein as well as other risks and uncertainties referenced in this annual report.

Corporate Headquarters
Candela Corporation
530 Boston Post Road
Wayland, MA 01778, USA
Phone: (508) 358-7637
Fax: (508) 358-5569
Toll Free: (800) 821-2013
www.candelalaser.com

International Offices
Candela Laser
Deutschland GmbH
Neu-Isenburg, Germany
+49-6102-599850
Fax: +49-6102-5998517
www.candelalaser.de

Candela France SARL
Gometz le Chatel, France
+33-1-60-12-93-70
Fax: +33-1-60-12-38-85
www.candela.fr

Candela Iberica, S.A.
Madrid, Spain
+34-91-656-8563
Fax: +34-91-656-8531
www.candela-iberica.com

Candela KK
Tokyo, Japan
+81-3-3846-0552
Fax: +81-3-3846-0553
www.candelakk.jp

Candela KK
Osaka, Japan
+81-6-6379-7781
Fax: +81-6-6379-7782
www.candelakk.jp

Candela KK
Nagoya City, Japan
+81-5-2569-1095
Fax: +81-5-2569-1096
www.candelakk.jp

CANDELA
BE CONFIDENT

0920-20-0024 rev. 01 10/03 Printed in USA.